09046470

JSC Gum Trading House
082-34132

12-31-08
AR/S

RECEIVED
2008 JUL -7 A 10:27

ГУМ
1893
КРАСНАЯ ПЛОЩАДЬ

ГОДОВОЙ ОТЧЕТ 2008

ГУМ
КРАСНАЯ ПЛОЩАДЬ 1893

RECEIVED
2008 JUL -7 A 10

ГУМ
19 ИЮН 2009
№ 1148
ИСХОДЯЩИЕ

The U.S. Securities and Exchange Commission Office of International Corporate Finance 450 Fifth Street, N.W. Mail Stop 3-9 Washington, D.C.20549

Re: JS "CUM TH"
Exemption No.: ~~82-4152~~ 082-4132

ON DOCUMENTS SENDING

Dear Mr./Mrs.!

In connection with the exemption (Russia) of the JSC " Trading House GUM", pursuant to Rule 12g 3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its existing requirements under the Rule 12g 3-2(b)(iii), enclosed please find the following data:

- A notice on the essential fact - the information on the decisions of the general meetings;
- The annual report of JSC "GUM Trading House" according to the results of year 2008.

The Bank of New York operates as the depositary bank of the above-mentioned company under the Registration No. 33-32922, Form -6, what was declared by the U.S. Securities and Exchange Commission (SEC) as effective from June 7, 1996.

Best regards,
Director of Legal Department

A.S. Rusakov

036908

Report on the essential fact "Information on the decisions of general meetings"

1. General information	
1.1. Issuer Full Trade Name	Open joint stock company «Trading House GUM»
1.2. Issuer Contracted Trade Name	JSC «TH GUM»
1.3. Issuer Location	109012, Moscow, 3 Red Square.
1.4. Issuer ORGN	1027739098287
1.5. Issuer TIN:	7710035963
1.6. Issuer unique code assigned by registering body	00030-A
1.7. Internet site used by the Issuer to disclose information	www.gum.ru/issuer/

2. Information Content

2.1. Type of general meeting: annual general meeting of stockholders.

2.2. Form of holding the general meeting: meeting (joint attendance of stockholders to discuss the issues of agenda and to make decisions on the issues put to the vote with a preliminary sending of ballots for voting).

2.3. Date and place of holding the general meeting: the 29th of May, 2009, Moscow, 3 Red Square, 1st line, 3rd floor, inside Demonstration hall.

2.4. Quorum of the general meeting: 47 978 116 (84,91%) votes.

2.5. The issues put to the vote:

2.5.1. - The approval of the annual report, the annual accounting reporting, including profit and loss statements (profit and loss accounts) of JSC "Trading House GUM", as well as distribution of profit and loss of JSC "Trading House GUM" according to the results of the year 2008.

2.5.2. - On the dividends payment to the stockholders of JSC "Trading House GUM" for the year 2008».

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТОРГОВЫЙ ДОМ ГУМ. КРАСНАЯ ПЛОЩАДЬ 3, МОСКВА, РОССИЯ, 109012. WWW.GUM.RU. ТЕЛЕФОН (495) 788 4343. ФАКС (495) 777 7565. E-MAIL: INFO@GUM.RU

036912

2.5.3. - The election of members to the Board of Directors of JSC "Trading House GUM".
The results of voting according to the candidates:

Name in full	Voting results: «for »
1. Belova Yulia Mikhaylovna	3 472 508
2. Vechkanov Vyacheslav Leonidovich	46 424 324
3. Gnatyuk Andrey Klimentievich	42 015 715
4. Guguberidze Teimuraz Vladimirovich	46 605 753
5. Karakhanyan Samvel Gurgenovich	56 369 912
6. Kirpicheva Lyudmila Mikhaylovna	46 603 306
7. Malyshev Nikolay Nikolaevich	46 557 107
8. Skvortsov Aleksey Yuvenalievich	43 334 365
9. Shananina Svetlana Nikolaevna	3 392 417
Against all candidates	328 370
Abstain in all candidates	147 777

2.5.4. On the transfer of powers of the sole executive body of JSC «Trading House GUM» (General Director) to the management company «ATLAS PROJECT MANAGEMENT LIMITED.

2.5.5. The election of members of the Auditing commission of JSC "Trading House GUM ».
The results of voting according to the candidates:

Demin Sergey Aleksandrovich
«for» - 47 809 190 (99,65%), «against» - 54 601, «abstain» - 22 111;
Zorin Aleksandr Vladimirovich
«for» - 165 419 (0,34%), «against» - 47 314 652, «abstain» - 29 271;
Korolev Sergey Vladimirovich
«for» - 47 426 431 (98,85%), «against» - 64 620, «abstain» - 23 301;
Ipatova Anna Vladimirovna
«for» - 47 386 421 (98,77%), «against» - 102 600, «abstain» - 22 951;
Kropotova Marina Georgievna
«for» - 47 409 481 (98,82%), «against» - 78 844, «abstain» - 23 462;
Marzhanova Elena Alekseevna
«for» - 47 376 596 (98,75%), «against» - 89 924, «abstain» - 30 902;
Nikolskaya Elena Nikolaevna
«for» - 47 392 251 (98,78%), «against» - 77 079, «abstain» - 25 132;
Suprunenko Mikhail Olegovich
«for» - 77 605 (0,16%), «against» - 47 348 385, «abstain» - 42 352;
Starikova Svetlana Nikolaevna
«for» - 47 384 621 (98,76%), «against» - 83 014, «abstain» - 23 392;

2.5.6. - Auditor's approval in JSC "Trading House GUM".



003278

2.6. Definition of the decisions, adopted by the general meeting and voting results:

2.6.1. To approve the annual report of JSC "Trading House GUM", the annual accounting reporting, including profit and loss statements (profit and loss accounts) of JSC "Trading House GUM" for the year 2008.

To approve the distribution of profit of JSC "Trading House GUM" according to the results of the year 2008.

"for" - 47 463 038 (98,93%)
"against" - 57 805 (0,12%)
"abstain" - 419 820 (0,88%);

2.6.2. To pay not dividends for the year 2008.

"for" - 47 305 782 (98,60%)
"against" - 591 330 (1,23%)
"abstain" - 41 451 (0,09%);

2.6.3. To elect to the Board of Directors of JSC "Trading House GUM" the following candidates for the period of one year in the number of 7 persons:

1. Vechkanov Vyacheslav Leonidovich
2. Gnatyuk Andrey Klimentievich
3. Guguberidze Teimuraz Vladimirovich
4. Karakhanyan Samvel Gurgenovich
5. Kirpicheva Lyudmila Mikhaylovna
6. Malyshev Nikolay Nikolaevich
7. Skvortsov Aleksey Yuvenalievich

2.6.4. To transfer powers of the sole executive body of JSC «Trading House GUM» (General Director) to the management company «ATLAS PROJECT MANAGEMENT LIMITED.

"for" – 47 743 132 (99,51%)
"against" – 104 610 (0,22%)
"abstain" – 91 611 (0,19%)

2.6.5. To elect to the Auditing commission of JSC "Trading House GUM" the following candidates for the period of one year in the number of 7 persons:

1. Demin Sergey Aleksandrovich
2. Ipatova Anna Vladimirovna
3. Korolev Sergey Vladimirovich
4. Kropotova Marina Georgievna
5. Marzhanova Elena Alekseevna
6. Nikolskaya Elena Nikolaevna
7. Starikova Svetlana Olegovna

2.6.6. To approve as an auditor of JSC «Trading House GUM» the Audit - Consulting group «Gorislavtsev and K».

"for" - 47 804 522 (99,64%),
"against" - 47 356 (0,10%),
"abstain" - 83 065 (0,17%).

2.7. Date of drawing up the statement of annual general stockholders meeting:
11th of June, 2009

3. Signature		
3.1. Managing director of JSC "TH GUM"	(signature)	T.V. Guguberidze
3.2. Date " 11 " June 20 09 г.	Seal	
3.3. Chief accountant	(signature)	V.N. Stepanova
3.4. Date " 11 " June 20 09 г.		

The present document contains sewed and numbered (4) pages

Managing director of the JSC «TH GUM»

T.V. Guguberidze

003279

ГОДОВОЙ ОТЧЕТ
2008


ГУМ
ГУМ
ART'COLI

Фонтан в центре ГУМа

СОДЕРЖАНИЕ


ГУМ
Итальянские продукты
Гастроном №1 Italia
на Красной площади

Выставка «Гастроном Italia»

ОБРАЩЕНИЕ УПРАВЛЯЮЩЕГО ДИРЕКТОРА ОАО «ТОРГОВЫЙ ДОМ ГУМ» К АКЦИОНЕРАМ



Уважаемые акционеры!

Отчетный период стал для нашего акционерного общества периодом проверки правильности избранного пути развития и экономической стабильности, устойчивости, при усилении внешнего негативного влияния, вызванного мировым экономическим кризисом.

На протяжении последних лет ОАО «ТД ГУМ» реализует ранее принятую акционерами стратегию создания на базе здания ГУМа на Красной площади магазина мирового уровня, представляющего своим посетителям товары класса «люкс» с созданием им комфортных условий пребывания в магазине. Только в истекшем году было привлечено много новых всемирно известных брендов, неизменно пользующихся успехом у наиболее обеспеченных слоев населения, таких как Emporio Armani, Mont Blanc, Paul Zileri, Coach, Sportmax, Stuart Weitzman, Il Piatto, Valentin Yudashkin и другие.

Выбранный стратегический курс не только принес положительные результаты в развитие компании, но и позволил с минимальными потерями пережить острый период экономического кризиса – четвертый квартал 2008 года.

Несмотря на серьезные кризисные проявления на потребительском рынке наше акционерное общество имеет ясную, экономически обоснованную программу развития на ближайшие годы. Так, на базе успешно работающего в ГУМе «Гастронома №1» принято решение в 2009 году открыть его филиал в ТД «Весна» на Новом Арбате, что позволит не только расширить географию присутствия ГУМа в других торговых центрах, но и улучшить финансовые показатели «Гастронома» в целом, за счет снижения закупочных цен и расходов на создание товарных запасов.

Одновременно с этим в самом ГУМе продолжается работа зонирования салонов по товарным группам, по их назначению и ценовому уровню, что позволяет посетителям легко ориентироваться в пространстве магазина и делать свой выбор, имея широкое представление о товарах, сконцентрированных в одном месте, не тратя на это много времени.

В предстоящем году с открытием в ГУМе салонов Cesare Paciotti, Casadei, Alberto Guardiani и Camper, завершается работа по созданию обувной линии, а с открытием салона «Императорский фарфоровый завод» будет окончательно сформирована линия «товаров и посуды для дома». Кроме этого, предстоит завершить формирование в 2009 году и зоны сложно-технических товаров, где будет представлен широкий ассортимент компьютерной, аудио и видеотехники, музыкальных инструментов и аксессуаров.

В текущем году продолжится традиция организации на линиях ГУМа тематических выставок, которые знакомят наших посетителей с культурными событиями, происходящими в стране и за рубежом, что позволит закрепить сложившийся имидж ГУМа на Красной площади как торгового и культурного центра столицы.

Комплексные мероприятия приближают нашу компанию к поставленной цели по превращению магазина в уникальный объект в центре столицы, который аккумулирует в себе исторические традиции, современные технологии, новый подход к представлению товаров класса люкс.

С благодарностью за сотрудничество,

Управляющий директор
ОАО «Торговый Дом ГУМ»
Т.В. Гугуберидзе

СОСТАВ СОВЕТА ДИРЕКТОРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

ИЗБРАННЫЙ ОБЩИМ СОБРАНИЕМ АКЦИОНЕРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ» 25 АПРЕЛЯ 2008 ГОДА

ФАМИЛИЯ, ИМЯ, ОТЧЕСТВО	**ЗАНИМАЕМАЯ ДОЛЖНОСТЬ, ДОЛЯ В УСТАВНОМ КАПИТАЛЕ ЭМИТЕНТА**
ВЕЧКАНОВ Вячеслав Леонидович	Президент, Председатель Совета директоров ОАО «Торговый Дом ГУМ» Доля в уставном капитале эмитента: 0,002%
ГУГУБЕРИДЗЕ Теймураз Владимирович	Управляющий директор, Председатель Правления ОАО «Торговый Дом ГУМ» Доля в уставном капитале эмитента: доли не имеет
ГНАТЮК Андрей Климентьевич	Президент ООО «Группа ИМА» Доля в уставном капитале эмитента: доли не имеет
КАРАХАНЯН Самвел Гургенович	Президент Коллегии Адвокатов г. Москвы «Барщевский и Партнеры» Доля в уставном капитале эмитента: доли не имеет
МАЛЫШЕВ Николай Николаевич	Директор Дирекции спортивного вещания ОАО «Первый Канал». Доля в уставном капитале эмитента: доли не имеет.
СКВОРЦОВ Алексей Ювенальевич	Директор финансового управления ОАО «Торговый Дом ГУМ» Доля в уставном капитале эмитента: 0,000267%
ТЯГАЧЕВ Леонид Васильевич	Президент Олимпийского комитета России Доля в уставном капитале эмитента: доли не имеет

СОСТАВ ПРАВЛЕНИЯ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

ИЗБРАННЫЙ СОВЕТОМ ДИРЕКТОРОВ
ОАО «ТОРГОВЫЙ ДОМ ГУМ» 9 АВГУСТА 2008 ГОДА

ФАМИЛИЯ, ИМЯ, ОТЧЕСТВО	**ЗАНИМАЕМАЯ ДОЛЖНОСТЬ, ДОЛЯ В УСТАВНОМ КАПИТАЛЕ ЭМИТЕНТА**
РУСАКОВ Алексей Сергеевич	Директор правового управления ОАО «Торговый Дом ГУМ» Доля в уставном капитале эмитента: доли не имеет
СЕРГЕЕВ Владимир Николаевич	Директор коммерческого управления ОАО «Торговый Дом ГУМ» Доля в уставном капитале эмитента: доли не имеет
СОКОЛЬНИКОВ Дмитрий Львович	Начальник отдела управления недвижимостью ОАО «Торговый Дом ГУМ» Доля в уставном капитале эмитента: доли не имеет
ШПИТОНОВ Игорь Михайлович	Директор административного управления ОАО «Торговый Дом ГУМ» Доля в уставном капитале эмитента: доли не имеет

При этом, в соответствии со статьей 69 пункт 1 Федерального закона «Об акционерных обществах», лицо, осуществляющее функции единоличного исполнительного органа, осуществляет также функции Председателя коллегиального исполнительного органа (Правления). Функции Председателя Правления ОАО «Торговый Дом ГУМ» осуществляет **ГУГУБЕРИДЗЕ Теймураз Владимирович.**

Функции единоличного исполнительного органа осуществляет управляющая компания «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД». Представителем Управляющей компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД» в ОАО «Торговый Дом ГУМ» в настоящее время является Управляющий директор **ГУГУБЕРИДЗЕ Теймураз Владимирович**.

ЕДИНОЛИЧНЫЙ ИСПОЛНИТЕЛЬНЫЙ ОРГАН

Функции единоличного исполнительного органа переданы Управляющей организации «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД».

Место нахождения:
38 Принцесс Корт 88, Бромтон Роуд, Лондон, SW3 1 ES, Объединенное Королевство
Почтовый адрес: 109012, г. Москва, Красная площадь, дом 3 /2/2/1

КРАТКИЕ СВЕДЕНИЯ О ЧЛЕНАХ СОВЕТА ДИРЕКТОРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

ВЕЧКАНОВ Вячеслав Леонидович

Год рождения: 1947
Образование: высшее — Московский финансовый институт, 1970 г., Академия н/х при Совете Министров СССР, 1985 г.;
Должности за последние 5 лет:
Период: 2003 – 2004
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: Президент, член Правления, член Совета директоров
Период: 2005 — по настоящее время
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: Президент, Председатель Совета директоров.
Период: 2007 — по настоящее время
Организация: попечительский совет Фонда Государственного музея изобразительных искусств имени А.С. Пушкина
Сфера деятельности: обеспечение целевого и эффективного использования внебюджетных средств
Должность: член попечительского совета

ГУГУБЕРИДЗЕ Теймураз Владимирович

Год рождения: 1973
Образование: высшее — Абхазский Государственный Университет, 1992 г.; Тбилисский Гуманитарно-экономический институт – 1998 г.
Должности за последние 5 лет:
Период: 1998 – 2004
Организация: ЗАО «ВЭА ММД «Восток и Запад»
Сфера деятельности: торговая
Должность: Коммерческий директор
Период: 2003 – 2004
Организация: ООО «Мономарка «Боско»
Сфера деятельности: торговая
Должность: Генеральный директор
Период: 2003 – 2004
Организация: ООО «Спорттовары Боско»
Сфера деятельности: торговая
Должность: Генеральный директор
Период: 2004 – 2004
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: заместитель Управляющего директора
Период: 2004 – 2004
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: член Правления
Период: 2004 — по настоящее время
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: Управляющий директор, Председатель Правления, член Совета директоров
Период: 2004 — по настоящее время
Организация: Компания «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Директор
Период: 2004 – по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Управляющий директор
Период: 2005 – 2007
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Коммерческий директор
Период: 2006 — по настоящее время
Организация: ЗАО «Группа компаний «Восток и Запад»
Сфера деятельности: деятельность по управлению холдинг-компаниями
Должность: член Совета директоров
Период: 2008 — по настоящее время
Организация: ООО «Спорттовары Боско »
Сфера деятельности: торговая
Должность: член Совета директоров
Период: 2008 — по настоящее время
Организация: ООО «Боско Нева »
Сфера деятельности: торговая
Должность: член Совета директоров
Период: 2008 — по настоящее время
Организация: Совет Фонда Государственного музея изобразительных искусств имени А.С. Пушкина.
Сфера деятельности: развитие Государственного музея изобразительных искусств имени А.С. Пушкина
Должность: член Совета Фонда
Период: 2008 — по настоящее время
Организация: Фонд формирования целевого капитала Государственного музея изобразительных искусств имени А.С. Пушкина
Сфера деятельности: развитие выставочной и научно-просветительской деятельности Государственного музея изобразительных искусств имени А.С. Пушкина
Должность: Председатель Совета Фонда
Период: 2008 — по настоящее время
Организация: ЗАО «Универмаг»
Сфера деятельности: розничная торговля
Должность: Генеральный директор

ГНАТЮК Андрей Климентьевич

Год рождения: 1961
Образование: высшее — Московский полиграфический институт — 1983 г.
Должности за последние 5 лет:
Период: 2003 — по настоящее время
Организация: ООО «Группа ИМА»
Сфера деятельности: рекламная
Должность: Президент
Период: 2005 — по настоящее время
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: член Совета директоров

КАРАХАНЯН Самвел Гургенович

Год рождения: 1960
Образование: высшее — к. ю. н., Ереванский политехнический институт, 1982 г., Московская юридическая академия, 1994 г.;
Должности за последние 5 лет:
Период: 2003 — по настоящее время
Организация: Коллегия адвокатов г. Москвы «Барщевский и партнеры»
Сфера деятельности: адвокатская
Должность: Президент
Период: 2004 — по настоящее время
Организация: Компания «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Директор
Период: 2004 — по настоящее время
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: член Совета директоров
Период: 2006 — по настоящее время
Организация: ЗАО «Группа компаний «Восток и Запад»
Сфера деятельности: деятельность по управлению холдинг-компаниями
Должность: член Совета директоров

МАЛЫШЕВ Николай Николаевич

Год рождения: 1938
Образование: высшее — Московский авиационный институт, 1963 г.; Московский институт восточных языков, 1970 г.;
Должности за последние 5 лет:
Период: 1995 — по настоящее время
Организация: телекомпания ОАО «Первый канал»
Сфера деятельности: в области телевидения
Должность: Директор дирекции спортивного вещания
Период: 2005 — по настоящее время
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: член Совета директоров

СКВОРЦОВ Алексей Ювенальевич

Год рождения: 1968
Образование: высшее — МИФИ, 1993 г., ММВШБ «МИРБИС», 2003 г.;
Должности за последние 5 лет:
Период: 2003 — по настоящее время
Организация: ООО «ГУМ-ПРОЕКТ»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 2004 – 2004
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Директор по экономике
Период: 2004 – 2006
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: член Правления
Период: 2004 — по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Глава представительства
Период: 2004 — по настоящее время
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: член Совета директоров
Период: 2005 — по настоящее время
Организация: Компания «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Директор
Период: 2005 — по настоящее время.
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Финансовый директор
Период: 2007 — по настоящее время
Организация: ООО «управляющая Компания «Боско»
Сфера деятельности: оказание услуг управления
Должность: член Правления, Финансовый директор
Период: 2008 — по настоящее время
Организация: ООО «Ресторация Боско»
Сфера деятельности: услуги в области общественного питания
Должность: член Совета директоров
Период: 2008 — по настоящее время
Организация: ООО «Хозяйственное управление Боско»
Сфера деятельности: услуги по управлению эксплуатацией нежилого фонда
Должность: член Совета директоров
Период: 2008 — по настоящее время
Организация: ООО «Финансы Боско»
Сфера деятельности: услуги в области бухгалтерского учета
Должность: член Совета директоров
Период: 2008 — по настоящее время
Организация: ЗАО «Универмаг»
Сфера деятельности: розничная торговля
Должность: Исполнительный директор

ТЯГАЧЕВ Леонид Васильевич

Год рождения: 1946
Образование: высшее — Московский областной педагогический институт, 1970 г.;
Должности за последние 5 лет:
Период: 2001 — по настоящее время
Организация: Олимпийский комитет России
Сфера деятельности: в области спорта
Должность: Президент
Период: 2004 — по настоящее время
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: член Совета директоров

КРАТКИЕ СВЕДЕНИЯ О ЧЛЕНАХ КОЛЛЕГИАЛЬНОГО ИСПОЛНИТЕЛЬНОГО ОРГАНА (ПРАВЛЕНИЕ) ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Председатель:
ГУГУБЕРИДЗЕ Теймураз Владимирович

Год рождения: 1973
Образование: высшее — Абхазский Государственный Университет, 1992 г.; Тбилисский гуманитарно-экономический институт, 1998 г.
Должности за последние 5 лет:
Период: 1998 – 2004
Организация: ЗАО «ВЭА ММД «Восток и Запад»
Сфера деятельности: торговая
Должность: Коммерческий директор
Период: 2003 – 2004
Организация: ООО «Мономарка «Боско»
Сфера деятельности: торговая
Должность: Генеральный директор
Период: 2003 – 2004
Организация: ООО «Спорттовары «Боско»
Сфера деятельности: торговая
Должность: Генеральный директор
Период: 2004 – 2004
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: заместитель Управляющего директора
Период: 2004 – 2004
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: член Правления
Период: 2004 — по настоящее время
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: Управляющий директор, председатель Правления, член Совета директоров
Период: 2004 — по настоящее время
Организация: Компания «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Директор
Период: 2004 — по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Управляющий директор
Период: 2005 – 2007
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Коммерческий директор
Период: 2006 — по настоящее время
Организация: ЗАО «Группа компаний «Восток и Запад»
Сфера деятельности: деятельность по управлению холдинг-компаниями
Должность: член Совета директоров
Период: 2008 — по настоящее время
Организация: ООО «Спорттовары Боско »
Сфера деятельности: торговая
Должность: член Совета директоров
Период: 2008 — по настоящее время
Организация: ООО «Боско Нева »
Сфера деятельности: торговая
Должность: член Совета директоров
Период: 2008 — по настоящее время
Организация: Совет Фонда Государственного музея изобразительных искусств имени А.С. Пушкина
Сфера деятельности: развитие Государственного музея изобразительных искусств имени А.С. Пушкина
Должность: член Совета Фонда
Период: 2008 — по настоящее время
Организация: Фонд целевого капитала Государственного музея изобразительных искусств имени А.С. Пушкина
Сфера деятельности: развитие выставочной и научно-просветительской деятельности Государственного музея изобразительных искусств имени А.С. Пушкина
Должность: Председатель Совета Фонда
Период: 2008 — по настоящее время
Организация: ЗАО «Универмаг»
Сфера деятельности: розничная торговля
Должность: Генеральный директор

РУСАКОВ Алексей Сергеевич

Год рождения: 1976
Образование: высшее — Московская Академия экономики и права, 1999 г.;
Должности за последние 5 лет:
Период: 2003 — по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Директор правового управления
Период: 2003 — по настоящее время
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: член Правления
Период: 2005 — по настоящее время
Организация: ЗАО «Регистроникс»
Сфера деятельности: услуги по ведению реестра акционерных обществ
Должность: член Совета директоров
Период: 2008 — по настоящее время
Организация: Фонд формирования целевого капитала Государственного музея изобразительных искусств имени А.С. Пушкина
Сфера деятельности: развитие выставочной и научно-просветительской деятельности Государственного музея изобразительных искусств имени А.С. Пушкина
Должность: член Совета Фонда
Период: 2008 — по настоящее время
Организация: ЗАО «Универмаг»
Сфера деятельности: розничная торговая
Должность: Исполнительный директор
Период: 2008 — по настоящее время

СЕРГЕЕВ Владимир Николаевич

Год рождения: 1958
Образование: высшее — Московский энергетический институт, 1981 г.
Должности за последние 5 лет:
Период: 2001 – 2004
Организация: Компания «Альяж»
Сфера деятельности: торговая
Должность: Коммерческий директор
Период: 2004 – 2005
Организация: Компания «Единая Европа»
Сфера деятельности: торговая
Должность: Директор по маркетингу
Период: 2005 — по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Директор коммерческого управления
Период: 2006 — по настоящее время
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: член Правления

СОКОЛЬНИКОВ Дмитрий Львович

Год рождения: 1964
Образование: Высшее — Московский автомобильно-дорожный институт, 1987 г.
Московская государственная юридическая академия, 2000 г.
Должности за последние 5 лет:
Период: 2001 – 2005
Организация: ООО «Торос Инвест»
Сфера деятельности: операции с недвижимостью
Должность: Генеральный директор
Период: 2005 — по настоящее время
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: Начальник отдела управления недвижимостью
Период: 2006 — по настоящее время
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: член Правления
Период: 2008 — по настоящее время
Организация: ЗАО «Универмаг»
Сфера деятельности: розничная торговая
Должность: Исполнительный директор
Период: 2008 — по настоящее время
Организация: ООО «МаксВест»
Сфера деятельности: услуги по сдаче в аренду и эксплуатации зданий
Должность: Исполнительный директор
Период: 2008 — по настоящее время
Организация: ЗАО «Весна 21 век»
Сфера деятельности: услуги по сдаче в аренду и эксплуатации зданий
Должность: Исполнительный директор

ШПИТОНОВ Игорь Михайлович

Год рождения: 1957
Образование: высшее – Московский энергетический институт, 1980 г.;
Должности за последние 5 лет:
Период: 2000 – 2003
Организация: ОАО «Русский алюминий менеджмент»
Сфера деятельности: цветная промышленность
Должность: Директор по административным вопросам
Период: 2004 – 2004
Организация: ООО «ГУМ-ПРОЕКТ»
Сфера деятельности: инвестиционная
Должность: Исполнительный директор
Период: 2004 – 2005
Организация: ЗАО «ГУМ-Траст»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 2004 – 2005
Организация: ООО «Стильный Город»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 2004 — по настоящее время
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: член Правления
Период: 2004 — по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: консультации по вопросам коммерческой деятельности и управления
Должность: Директор административного управления
Период: 2008 — по настоящее время
Организация: ЗАО «Универмаг»
Сфера деятельности: розничная торговля
Должность: Исполнительный директор


Комбинат хорошего питания · ГУМ ·
За вкус и здоровье
FREY WILLE
FREY WILLE

Кафе «Фестивальное»
3-я линия

ПОЛОЖЕНИЕ ОАО «ТОРГОВЫЙ ДОМ ГУМ» В ОТРАСЛИ

На сегодняшний день ОАО «Торговый Дом ГУМ» сохраняет значимое место на розничном рынке и наглядно демонстрирует удачное сочетание исторического облика здания, неповторимой атмосферы и современного подхода к представлению и реализации товаров премиум-класса. После длительного периода поступательного роста основных экономических показателей в отрасли в IV квартале 2008 года произошло замедление роста объема розничной торговли, что было обусловлено влиянием кризисных процессов на экономику страны в целом. Можно выделить следующие изменения основных тенденций в отрасли:

1. Снижение темпов роста оборота предприятий торговли и общественного питания в стоимостном выражении, сокращение его объема в натуральном выражении.
2. Снижение потребительской активности населения в связи с ожиданиями углубления экономического кризиса.
3. Снижение темпов роста торговых площадей, перенос сроков ввода в эксплуатацию строящихся объектов в связи с осложнением доступа к финансовым ресурсам.
4. Сворачивание или коррекция программ развития операторов торговли и сферы услуг в связи с недостатком ликвидности, вызванным высокой долговой нагрузкой компаний и невозможностью привлечения дополнительных финансовых ресурсов.
5. Увеличение доли вакантных площадей во вновь вводимых объектах и в наименее качественных, ротация и переезд арендаторов из менее качественных в более концептуальные объекты.
6. Изменение активности развития торговли в разрезе форматов. Так, гипермаркеты в кризисной ситуации теряют покупателей, тогда как дискаунтеры, которым аналитики предсказывали стагнацию, наоборот, получили новые шансы для активного развития.
7. Рынок торговой недвижимости перешел в стадию коррекции. Меняются основные показатели: структура и величина спроса и предложения, цены и арендные ставки, а также «пул» основных торговых операторов в разных сегментах рынка.

Наибольшие трудности испытывают торговые компании, которые столкнулись с усложнением доступа к кредитным ресурсам. Многие сетевые операторы объявили о сворачивании региональных программ развития или ротации магазинов действующих сетей. Таким образом, на рынке остаются наиболее сильные игроки, которые будут стремиться, в среднесрочной перспективе, занять ниши рынка, покинутые более слабыми конкурентами. В связи с этим ОАО «ТД ГУМ» планирует увеличить долю торговых площадей под концептуальные проекты, которые не представлены в других торговых центрах г. Москвы. В ГУМе успешно начал функционировать «Гастроном», который является уникальным проектом, воссозданным на основе исторических материалов прошлых лет, а в перспективе планируется расширение спектра услуг, оказываемых клиентам не только в традиционной для себя сфере торговли, но и в сфере досуга и развлечений.

Кризисные явления в экономике и снижение роста доходов москвичей уже негативно отразились на развитии столичного рынка розничной торговли и услуг. В российской экономике рост цен и ослабление национальной валюты тесно связаны. Высокая вероятность дальнейшей девальвации рубля оказывает негативное влияние на потребительский спрос, особенно в сегменте непродовольственных товаров, и заставляет потребителей занимать выжидательную позицию. Однако, необходимо учитывать, что ОАО «ТД ГУМ» ориентируется на целевую аудиторию с высоким уровнем доходов, формируемую за счет более обеспеченных слоев москвичей и гостей столицы, которые уделяют существенное внимание своему имиджу и поэтому не будут значительно сокращать расходы на профильные для ОАО «ТД ГУМ» товары (одежду, обувь, парфюмерно-косметические товары и аксессуары). Для минимизации воздействия кризисных явлений руководством ОАО «ТД ГУМ» предпринимается комплекс мер по оптимизации издержек компании, сохранению доходов компании и ее дальнейшему развитию.

За последние месяцы прошедшего 2008 года изменения коснулись и рынка коммерческой недвижимости. Он из активно растущего превратился в замирающий, наметились тенденции к падению: сворачиваются многие проекты в стадии планирования, замораживаются строящиеся объекты, сокращается число сделок, снижается уровень платежеспособного спроса.

В четвертом квартале 2008 г. на рынке торговой недвижимости Москвы не было зафиксировано массового снижения уровня сложившихся арендных ставок, однако большинство торговых операторов обратились к управляющим компаниям торговых центров с требованием снижения арендных ставок или расчета арендной ставки на основе процента от оборота арендатора. Вероятность снижения уровня арендных ставок в краткосрочной перспективе достаточно велика и может негативно повлиять на получение ОАО «ТД ГУМ» таких же результатов, как в предыдущем периоде. Поэтому действия компании направлены не только на повышение качества торговых площадей здания, но и на построение эффективной модели работы персонала. Комфортное торговое пространство, продуманная ассортиментная структура и наличие узнаваемого имиджа гарантируют ГУМу спрос на аренду его площадей, а следовательно, и сохранение уровня арендных ставок.

Необходимо отметить, что несмотря на происходящие негативные изменения рыночной ситуации, ОАО «ТД ГУМ» последовательно продолжает реализацию поставленных задач по перепрофилированию магазина в категорию премиум-класса в соответствии с принятой стратегией развития компании.

РЕЗУЛЬТАТЫ ДЕЯТЕЛЬНОСТИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2008 ГОД

На протяжении отчетного периода ОАО «ТД ГУМ» продолжил последовательное движение в реализации принятой стратегии по сосредоточению максимально возможного количества товаров и услуг известных мировых производителей на едином торговом пространстве, по превращению компании в уникальный торговый центр столицы, ориентированный на сегмент товаров премиум-класса.

В течение года продолжалась активная работа по дальнейшей поэтажной передислокации салонов путем замены торговых марок, широко представленных на рынке Москвы, салонами известных международных брендов, которые требовательно относятся к выбору торговых площадок и представляют товары высокого качества, известные во всем мире.

Так, в отчетном периоде практически завершен процесс перепрофилирования 1-го этажа здания на Красной площади.

Первый год работы «ГУМ - Гастронома» подтвердил необходимость представления продовольственных товаров, повысил качественный уровень торговых площадей ОАО «ТД ГУМ» и стал одним из центров притяжения покупателей.

Работа коммерческого аппарата по перепрофилированию ГУМа осуществлялась с учетом зонирования по товарным группам, где в едином торговом пространстве сконцентрированы салоны по своему целевому назначению, представляющие широкий ассортимент продукции одного ценового диапазона, но разнообразных по стилю и направлению.

В результате проведенной работы удалось открыть первый в Москве салон одного из ведущих мировых концернов по производству модных товаров и предметов роскоши Emporio Armani. Изысканность, тонкое сочетание вкуса и стиля характерны не только для представленных коллекций, но и для всего торгового пространства салона, который занимает 3 этажа и имеет оригинальное продолжение — кафе под одноименным названием. Стилистика интерьера и ассортимент предложения салона продолжает общую узнаваемую линию ведущих магазинов Emporio Armani в Милане, Лондоне, Париже и других городах мира.

Обновился и расширил свою площадь салон Louis Vuitton. Теперь салон расположился на двух уровнях, что позволило предложить своим покупателям широкий ассортимент всей своей продукции, куда входят не только изделия из кожи, но и часы и ювелирные изделия, текстиль, коллекции одежды, обуви и аксессуаров для мужчин и женщин.

Также на 1-м этаже были открыты такие новые салоны, как Sportmax, Mont Blanc и Coach, которые расширили представленный ассортимент одежды и аксессуаров.

Более интенсивная работа по передислокации салонов проводилась на 2-м этаже здания.
Подходит к завершению формирование единой обувной зоны. В дополнение к действующим обувным салонам, которые имеют продолжительную и успешную историю работы в ГУМе, в зоне фонтана открылся салон обуви Stuart Weitzman.

Итогом ремонтно-реконструкционных работ, проводимых в обувной зоне, станет открытие, в самое ближайшее время, монобрендовых салонов обуви Cesare Paciotti, Casadei и «Alberto Guardiani, положительно зарекомендовавших себя на мировом рынке и известных нашей целевой аудитории.

Поступательное движение происходит и по перепрофилированию 1-го корпуса 2-го этажа, где, в соответствии с принятой концепцией, был открыт салон элитной мужской одежды Paul Zileri, который гармонично дополнил предложение салонов Christian Dior, Escada и Louis Vuitton.

Наряду с зарубежными брендами мировой известности ОАО «ТД ГУМ» уделяет должное внимание и отечественным модельерам и производителям, которые достойно представляют высокую российскую моду на международном уровне и завоевали любовь и признание потребителей. В конце 2008 года состоялось открытие салона известного российского модельера Valentin Yudashkin. На стадии подготовки открытие салона не менее популярного модельера Игоря Чапурина.

Процесс ротации салонов второго этажа только набирает обороты. Так, в четвертом корпусе были перемещены салоны Penny Black и Pinco, которые ранее были представлены на 1-м этаже, но более соответствовали принципам ассортиментной и ценовой политики 2-го этажа. В конце года состоялось открытие нового салона женской одежды Principe и салона женского белья Estelle-A-Store, которые, в свою очередь, пришли на смену салонам, не соответствующим новому стратегическому направлению компании.

Преобразования коснулись и третьего этажа здания. В стадии завершения находится формирование «линии товаров для дома». Так, в 2008 году, в специально отведенной для этого зоне, были открыты салоны стекла и посуды — Riedel, Il Piatto и «Криспар». Эти салоны дополнили уже существующие и успешно работающие салоны Alessi, Kartell и Villeroy&Boch. Продолжается расширение зоны сложно-технических товаров и аксессуаров.

Изменения затронули и сферу услуг. В конце года в ОАО «ТД ГУМ» был открыт салон красоты Jean Louis David. Сеть салонов под этим именем включает около тысячи салонов по всему миру и предлагает клиентам высокий уровень сервиса, эксклюзивную технику стрижек и окрашиваний. Дизайн помещения создан ведущими итальянскими архитекторами и дизайнерами. Кроме услуг стилистов и парикмахеров в салоне можно воспользоваться

широким спектром дополнительных услуг.
Плановые преобразования проводились и в зоне общественного питания ГУМа. На 3-м этаже в кафе «Фестивальное» был открыт новый павильон «Блины», в котором основной ассортимент сформирован из традиционных блюд русской кухни. При организации зоны общественного питания ГУМ основывался на принципах постоянного повышения уровня обслуживания своих потребителей.

В связи с этим было принято решение об отказе от использования разовой посуды. Все павильоны кафе «Фестивальное» были переведены на работу с яркой керамической посудой, что имело позитивное отражение в отзывах наших покупателей об эстетическом восприятии пищи. На площадь, ранее занимаемую «Сбарро», был переведен павильон «Италия», пользующийся неизменной популярностью посетителей кафе «Фестивальное». Павильон оборудован специальными печами для приготовления традиционной итальянской пиццы. Повара прошли обучение у итальянских специалистов, которые были приглашены в ГУМ для проведения мастер-классов по приготовлению традиционных итальянских блюд. В результате перемещения площадь павильона увеличилась, что позволило расширить число посадочных мест на 20%.

Ясная коммерческая политика, направленная на максимально возможное удовлетворение потребностей нашей целевой аудитории, повышение статуса ГУМа и адресная рекламная политика позволила не только сохранить число посетителей, но и увеличить товарооборот. В 2008 году товарооборот ОАО «ТД ГУМ» составил 2 756,1 млн руб., что на 24,7% больше, чем в предшествующем году. Аналогичное увеличение товарооборота отмечено и у субарендаторов ГУМа.

Отдельно следует отметить, что проявление кризисных явлений повлияло на условия и результаты деятельности нашего акционерного общества. Изменяющиеся условия ускорили принятие в конце года решения о прекращении деятельности салонов, которые из-за снижения покупательской активности стали низкорентабельными. Высвободившиеся в связи с этим торговые площади, а это более 1 200 кв. м., предназначаются для размещения новых товарных групп, соответствующих принятой концепции ГУМа.

Происходящие качественные изменения в коммерческой политике ГУМа имеют определяющее значение в реализации принятой стратегии и подтверждают высокий статус магазина на Красной площади.

Поступательное движение по перепрофилированию Торгового Дома ГУМ непосредственным образом затрагивает и корректировку способов воздействия на покупателя. Проводимые в 2008 году рекламные кампании были направлены на реализацию задач, имеющих долгосрочную перспективу — укрепление мнения о ГУМе у посетителей как о магазине, предлагающем высококачественные товары премиум-класса. На протяжении всей рекламной кампании были использованы такие эффективные рекламные носители, как дорожные транспарант-перетяжки на центральных магистралях нашего города, размещение информации в ведущих СМИ и на радиостанциях.

Рекламная деятельность ГУМа была направлена не только на своевременное информирование посетителей о происходящих изменениях в коммерческой жизни (открытие новых салонов, показы новых коллекций, предоставление скидок, проведение рекламных акций отдельных товарных брендов и др.), но и об имиджевых мероприятиях, проводимых акционерным обществом, которые охватывают как благотворительную деятельность, так и культурные мероприятия, придающие ему определенные черты культурного центра, наряду с торговым.

Особо следует отметить проведение рекламных кампаний, связанных с реализацией крупных торговых проектов. Так, на протяжении мая месяца на линии вдоль всего «Гастронома №1» была представлена экспозиция эксклюзивных продовольственных товаров итальянских производителей. При этом посетители ГУМа могли не только познакомиться с новым ассортиментом Гастронома, но и продегустировать разнообразные продукты и блюда, которые тут же готовились итальянскими поварами.

Эта акция привлекла к себе большое внимание наших покупателей, что, несомненно, дало новый импульс в развитии Гастронома.

Весной посетители ГУМа смогли увидеть выставку, посвященную 75-летию известного французского производителя и партнера ГУМа — компании Lacoste. Посетители ГУМа могли увидеть юбилейную коллекцию, а также ряд ретроспективных фотографий. Магазины Lacoste постепенно изменяют прежний дизайн. Бутики оформляются в «белом» стиле: черно-белые фотографии основателя марки Рене Лакоста соседствуют с элементами поп-арта, соединяя историю и современность.

Ярким и незабываемым праздником была отмечена первая годовщина работы Дома Cartier в ГУМе. Появление Моники Белуччи привлекло внимание средств массовой информации и, тем самым, привлекло много новых заинтересованных покупателей. В этот день в самой гуще событий под крышей ГУМа собралось много именитых гостей, очарованных элегантностью и изысканностью вечера, в числе которых были Михаил Барщевский, Олег Янковский, Ингеборга Дапкунайте, Рената Литвинова, Ольга Слуцкер и многие другие.

Для привлечения покупателей в недавно открывшийся парфюмерно-косметический магазин «Артиколи» было организовано грандиозное развлекательное мероприятие «GLAMOURный забег на шпильках на Красной площади». Атмосфера спортивного состязания, гламурные наряды, знаменитые личности, болельщики и поклонники, современная музыка и море воздушных шаров — все это подарило москвичам и гостям столицы красивый летний праздник, а ГУМу — новых посетителей и покупателей.

Несмотря на резко изменившуюся экономическую

ситуацию в конце года, отрицательно повлиявшую на уровень продаж, ГУМ прилагал много усилий для привлечения новых покупателей и для успешной реализации ранее начатых проектов. Например, совместная с компанией «Боско Ди Чильеджи» организация праздника — годовщины открытия салонов Sublime, в котором впервые в истории проведения рекламных мероприятий ГУМа, были задействованы площади не только первого этажа здания на Красной площади, но и его исторического подвала. Гости попадали в атмосферу грандиозного театрализованного шоу, где могли увидеть не только ювелирные и часовые коллекции салона Sublime, но и большую коллекцию ретро автомобилей, а также принять участие в музыкальном и танцевальном конкурсах с участием известных представителей шоу-бизнеса России, таких как Филипп Киркоров, Лариса Долина, Игорь Бутман и многих других. В течение отчетного периода ГУМ продолжал свою благотворительную деятельность.

Одним из запоминающихся мероприятий стало проведение благотворительного вечера, приуроченного к новогодним праздникам. В рамках этого мероприятия более 20 самых известных партнеров ГУМа подготовили новогодние елки, украшенные дизайнерами в духе и стиле каждого бренда, которые на протяжении нескольких недель демонстрировались на 1-м этаже ГУМа. В дальнейшем елки от Cartier, Hermes, Omega, Longines, Chaumet, ARTICOLI, BoscoFAMILY, Sonia Rykiel, Van Cleef & Arpels и многих других были проданы на благотворительном аукционе, а вырученные средства переданы в различные фонды по поддержке детей, страдающих тяжелыми заболеваниями.

В интересах благотворительного фонда «Подари жизнь» с участием актрис Дины Корзун и Чулпан Хаматовой состоялось открытие фотовыставки «Игра». Главными героями фоторабот известного фотохудожника Алины Власовой вместе с детьми, болеющими раком крови, стали известные российские актеры театра и кино: Галина Волчек, Никита Михалков, Сергей Гармаш, Ольга Дроздова, Владимир Спиваков и другие. В ГУМе были установлены кэш-боксы для сбора пожертвований. Все средства, собранные в ходе выставки, были переданы на закупку дорогостоящих медицинских препаратов для детей, участвовавших в съемках, и на лечение других детей.

Кроме этого, весной 2008 года проходила выставка художественных и прикладных работ VI детского регионального фестиваля искусств «Апрель», где посетителям ГУМа были показаны удивительные работы детей из патронажных семей: тестопластика, роспись по дереву, керамика, украшения из бисера, мозаика, батик, работы из дерева и природных материалов.

Также ГУМ не переставал радовать и удивлять своих посетителей культурными мероприятиями. В течение всего августа на 1-й линии ГУМа проходила фотовыставка «Олимпиада день за днем», подготовленная на основе архивных и современных фотографий РИА Новости и приуроченная к проведению Олимпийских игр в Пекине. Отличительной чертой этой выставки стало ежедневное обновление фоторабот, что позволило посетителям ГУМа следить за всеми событиями, происходящими на стадионах, почувствовать волнующую атмосферу соревнований, увидеть самые яркие и запоминающиеся моменты всемирного праздника спорта и красоты.

Открытие Большого Зимнего ГУМ-Катка на Красной площади ознаменовало для посетителей ГУМа приход зимы. Ледовая площадка в центре столицы в очередной раз привлекла внимание общественности и средств массовой информации. Помимо удовольствия от ежедневного общедоступного катания для всех желающих, на ГУМ-Катке прошли такие мероприятия, как презентация фильма Валерия Тодоровского «Стиляги», детские елки для самых маленьких гостей, показательные выступления юношеских школ фигурного катания и многие другие. На Большом Зимнем ГУМ-Катке москвичи и гости столицы смогли встретить Новый год и отметить свои корпоративные праздники.

Важную роль в создании образа магазина и его внутреннего содержания выполняют витрины ГУМа. И в первую очередь торговые витрины каждого отдельного салона. Не менее пристальное внимание было обращено на имиджевые витрины, дизайнерское оформление которых было решено в едином ретро стиле 50–60-х годов прошлого века. В оформлении были использованы оригинальные предметы и аксессуары того времени. Неординарный особый стиль и эстетика этих витрин привлекают внимание большого числа посетителей. В аналогичном ретро стиле было решено и оформление внутреннего пространства ГУМа к Новому году. Гигантские игрушки: серпантин, конфетти, подарочные коробки, флажковые гирлянды, повторяющие рисунки новогодней тематики с оригинальных открыток середины XX века, вкупе с музыкальным оформлением создали узнаваемый образ и теплую уютную атмосферу.

В 2008 году удалось воплотить в жизнь множество уникальных идей и оригинальных проектов, которые создают положительное восприятие образа ГУМа в глазах наших покупателей.

Повышение статусности ГУМа, привлекательности его для потенциальных покупателей, невозможно без создания комфортных условий пребывания в нем. В этих целях ГУМом осуществляется целый комплекс ремонтно-реставрационных работ, а также работ, связанных с техническим перевооружением и оснащением, способствующих созданию благоприятных условий для пребывания покупателей в универмаге.

В истекшем году было модернизировано около 3500 кв. м торговых площадей с выполнением полного комплекса ремонтно-реставрационных работ. Продолжены работы по воссозданию деревянных (дубовых) витражей по наружному периметру здания и во внутренних помещениях, а также проведены работы по ремонту и усилению перекрытия Демонстрационного зала над сценической частью, находившегося в аварийном состоянии.

Произведена реставрация 2400 кв. м наружного фасада здания со стороны Ветошного переулка и работы по реставрации внутренних фасадов здания общей площадью 2267 кв. м, включая ремонт электрической распределительной сети системы галерейного освещения. Продолжены работы по реконструкции системы кондиционирования с установкой дополнительно четырех холодильных машин общей мощностью 1600 кВт холода. Завершено создание магистральной и распределительной сети трубопроводов подачи холодоносителя к торговым помещениям, что позволило осуществить кондиционирование вновь открывающихся салонов на площади около 1700 кв. м и перевести на принципиально другой вид «холодоносителя» (воду) кондиционирование воздуха в салонах площадью около 4500 кв. м. Для обеспечения нормального функционирования складских помещений проведены работы по гидроизоляции перекрытия подвала со стороны Ветошного переулка.

В целом инвестиции в текущий капитальный ремонт, реставрацию и реконструкцию здания ГУМа на Красной площади в 2008 году составили 506 млн руб.

Продолжающаяся реализация программы по перепрофилированию ГУМа в магазин, торгующий товарами класса люкс с соответствующими необходимыми изменениями во внешнем облике здания, его внутренних интерьерах, создание повышенных комфортных условий для посетителей, не могли не сказаться на временном (на период перепрофилирования) ухудшении финансовых показателей акционерного общества.

При этом на снижении балансовой прибыли ОАО «ТД ГУМ» в отчетном году до 205,1 млн руб. отразились и негативные проявления экономического кризиса в стране, которые в первую очередь затронули торговую сферу.

ЧИСТАЯ ПРИБЫЛЬ «ОАО ТОРГОВЫЙ ДОМ ГУМ» (МЛН. РУБ)


800
600
400
200
0
326,2
713,3
412,85
105,52
2005
2006
2007
2008

КОЭФФИЦИЕНТ ТЕКУЩЕЙ ЛИКВИДНОСТИ


5
4
3
2
1
0
2,48
4,13
3,37
2,57
2005
2006
2007
2008

Коэффициент текущей ликвидности на 1 января 2009 года составил 2,57 (при нормативном ограничении (Ктл>1). Так как текущие активы превышают по величине текущие обязательства, то коэффициент текущей ликвидности в течение 2008 года не опускался ниже нормативного уровня. Снижение показателя в 2008 году произошло за счет уменьшения товарного запаса и денежных средств.

КОЭФФИЦИЕНТ ОБЕСПЕЧЕННОСТИ СОБСТВЕННЫМИ ОБОРОТНЫМИ СРЕДСТВАМИ


1
0,8
0,6
0,4
0,2
0
0,57
0,86
0,86
0,84
2005
2006
2007
2008

Коэффициент обеспеченности собственными оборотными средствами на 1 января 2009 года составил 0,84 (при нормативе Косс > 0,1), что характеризует ОАО «Торговый Дом ГУМ» как финансово-устойчивую и платежеспособную компанию.



Демонстрационный зал

ОСНОВНЫЕ ФАКТОРЫ РИСКА, СВЯЗАННЫЕ С ДЕЯТЕЛЬНОСТЬЮ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

РИСКИ, СВЯЗАННЫЕ С ВОЗМОЖНЫМ ИЗМЕНЕНИЕМ ЦЕН НА ПРОДУКЦИЮ

Степень влияния данного фактора на деятельность ОАО «ТД ГУМ» можно оценить как среднюю, так как целевая аудитория покупателей сформирована за счет наиболее обеспеченных слоев населения, которые уделяют значительное внимание своему имиджу, поэтому не ожидается значительного снижения объема продаж и соответствующего снижения цен на профильные для ОАО «ТД ГУМ» товары.

РИСКИ, СВЯЗАННЫЕ С ВОЗМОЖНЫМ ИЗМЕНЕНИЕМ ЦЕН НА УСЛУГИ

В настоящее время сдача площадей в субаренду является одним из основных направлений деятельности ОАО «ТД ГУМ». Сложившийся пул арендаторов, представляющих всемирно известные бренды, уникальное месторасположение здания, неповторимая архитектура торгового пространства выгодно отличают «ГУМ» от других торговых центров.

В краткосрочной перспективе ситуация на рынке торговой недвижимости может оказать незначительное влияние на уменьшение доходов ОАО «ТД ГУМ» от деятельности по сдаче площадей в субаренду: с одной стороны, в центральной части Москвы сохраняется дефицит качественных торговых площадей, а новое строительство заметно снизит темпы в среднесрочной перспективе; с другой стороны, состав субарендаторов «ГУМа» достаточно стабилен, так как руководство «ГУМа» проводит политику на установление взаимовыгодных долгосрочных партнерских отношений с существующими компаниями-субарендаторами и на создание конкурентоспособных условий для клиентов «ГУМа».

ПОЛИТИЧЕСКИЕ РИСКИ

За последние 5 лет в России отмечена политическая стабильность, создавшая благоприятный климат для инвестирования в отечественную промышленность, и снижение политических рисков, связанных с нашей страной. Ведущие рейтинговые агентства положительно оценили экономические достижения страны, благодаря чему ее позиции в глазах аналитиков и кредиторов окрепли.

Регион, где ОАО «ТД ГУМ» ведет свою деятельность и зарегистрирован в качестве налогоплательщика, характерен крайне низкой возможностью возникновения таких рисков, как забастовки и введение чрезвычайных положений.

Риски, связанные с возможными военными конфликтами, крайне малы и не могут оказать на деятельность эмитента существенных влияний. В отношении таких рисков, как терроризм, эмитент ведет политику страхования своей деятельности и уделяет большое внимание собственной безопасности.

Социальную ситуацию в России в настоящий момент можно оценить как относительно стабильную.

ИНФЛЯЦИОННЫЕ РИСКИ

Увеличение темпов роста инфляции может привести к росту затрат ОАО «ТД ГУМ» (за счет роста цен на энергоресурсы, транспортировку, повышение закупочных цен на товары), замедлению оборачиваемости запасов и активов и стать причиной низких показателей рентабельности и снижения прибыли. В случае увеличения инфляции «ГУМ» планирует проводить жесткую политику по снижению затрат, и планирует проводить следующие мероприятия:

— пересмотр структуры финансирования действующих и вновь открываемых проектов;
— оптимизация затратной части, уменьшение издержек, связанных с производственной деятельностью;
— пересмотр программы капиталовложений.

Следует учитывать, что часть рисков не может быть полностью нивелирована, поскольку указанные риски в большей степени находятся вне контроля деятельности эмитента, а зависят от общеэкономической ситуации в стране.

Для эмитента критическим значением уровня инфляции является показатель 25–28% в год.

ЭКОЛОГИЧЕСКИЕ РИСКИ

Для территории Центрального округа не характерны природно-климатические бедствия связанные с географическими особенностями региона. Поэтому риски влияния стихийных бедствий на инфраструктуру предприятия и его деятельность также минимальны. Кроме того, ОАО «ТД ГУМ» использует такой механизм снижения рисков, как страхование. Объекты недвижимости «ГУМа» застрахованы от гибели или повреждения в результате наступления таких событий, как стихийное бедствие (землетрясение, ливень, наводнение, вихрь, ураган, смерч), удар молнии, пожар, др. Это позволит компенсировать ущерб от ожидаемого проявления рисков.

РИСК ИЗМЕНЕНИЯ ВАЛЮТНЫХ КУРСОВ

В отношении значительных колебаний валютного курса можно отметить, что они повлияют прежде всего на экономику России в целом, а значит, косвенно – и на деятельность ОАО «ТД ГУМ». Валютный курс рубля регулируется Центральным Банком, действия которого, в свою очередь, соотносятся с основными направлениями развития экономической политики государства.

Главной же задачей государства является поддержание фундаментальных показателей экономики – инфляция, курс, уровень налогов, государственные расходы на уровне, который обеспечивал бы стабильность экономики и ее устойчивость к внешним шокам.

Поскольку часть товаров, реализуемых ОАО «ТД ГУМ», импортируется, эмитент подвергает себя определенному валютному риску. Резкие колебания валютного курса могут негативно сказаться на объеме продаж и затрат.

В то же время, большую часть денежных поступлений ОАО «ТД ГУМ» получает от сдачи площадей в субаренду. Учитывая то, что расчет ставок сдаваемых площадей производится в условных единицах, это дает возможность минимизировать влияние данного риска.

РИСК ИЗМЕНЕНИЯ ПРОЦЕНТНЫХ СТАВОК

Повышение процентных ставок может иметь неблагоприятный эффект на финансовые показатели ОАО «ТД ГУМ» в том случае, если потребуется привлечение заемных средств. Предполагаемые действия эмитента на случай отрицательного влияния изменения процентных ставок: поиск иных источников денежных средств для обеспечения динамичного развития предприятия.

РИСКИ, СВЯЗАННЫЕ С ИЗМЕНЕНИЕМ ТАМОЖЕННОГО КОНТРОЛЯ И ПОШЛИН

Изменение правил таможенного контроля и пошлин несет определенные риски, связанные с удорожанием приобретаемых товаров, увеличением их себестоимости и сокращением рентабельности операций эмитента, особенно если большая часть приобретаемых товаров для совершения операций импортируется либо изготавливается из материалов иностранного производства. В связи с малым процентом объема импортного товара в общем товарообороте ОАО «ТД ГУМ» данный риск несущественен.

РИСКИ, СВЯЗАННЫЕ С ИЗМЕНЕНИЕМ НАЛОГОВОГО ЗАКОНОДАТЕЛЬСТВА

Изменение налогового законодательства было проведено по всей территории России начиная с 1 января 2002 года, соответственно произошли изменения налоговых ставок, ОАО «ТД ГУМ» выплачивает налоги по новым ставкам, и за прошедшее время полностью адаптировался к изменившейся налоговой среде.

Возможный рост ставок по налогам, выплачиваемым ГУМом в ходе своей производственно-финансовой деятельности, может привести к увеличению расходов эмитента и снижению денежных средств, остающихся на предприятии на финансирование текущей деятельности и исполнение обязательств.

РИСКИ, СВЯЗАННЫЕ С ИЗМЕНЕНИЕМ ТРЕБОВАНИЙ ПО ЛИЦЕНЗИРОВАНИЮ ОСНОВНОЙ ДЕЯТЕЛЬНОСТИ

По мнению ОАО «ТД ГУМ», изменения требований по лицензированию основной деятельности не могут существенным образом отразиться на финансово-хозяйственной деятельности, так как основной вид деятельности эмитента не подлежит лицензированию. Та часть товаров, продажа которых подлежит обязательному лицензированию (например, алкоголь), составляет незначительную часть в деятельности ОАО «ТД ГУМ».

РИСКИ, СВЯЗАННЫЕ С ДЕЯТЕЛЬНОСТЬЮ ОАО «ТД ГУМ»

ОАО «ТД ГУМ» ведет деятельность, ориентированную как на развитие собственной розничной торговли (реализация продовольственных и непродовольственных товаров, предоставления услуг общественного питания), так и на сдачу площадей в аренду, тем самым обеспечивая себе устойчивое финансовое положение и дальнейшее экономическое развитие.

Риски, связанные с макроэкономической средой, ростом инфляции могут привести к возможному падению прибыли эмитента, однако показатели финансово-хозяйственной деятельности останутся на том же уровне, так как основным активом ОАО «ТД ГУМ» являются торговые площади. Учитывая рост инфляции, ОАО «ТД ГУМ» уделяет особое внимание управлению и контролю над производственными затратами и увеличению финансовых результатов.

Риски, связанные с возможностью потери потребителей, на оборот с которыми приходится не менее чем 10% общей выручки от продажи продукции (работ, услуг) эмитента, отсутствуют.

Текущих судебных процессов, в которых участвует ОАО «ТД ГУМ» и которые могут существенно отразиться на деятельности эмитента, нет.

ОАО «ТД ГУМ» не имеет ответственности по долгам третьих лиц.

ЭКОНОМИЧЕСКИЕ РИСКИ

Российская экономика не защищена от рыночных спадов и замедления экономического развития в других странах мира. Различные финансовые проблемы и очень чуткое восприятие рисков, связанных с инвестированием в страны с развивающейся экономикой, могут снизить объем иностранных инвестиций в Россию и оказать отрицательное воздействие на российскую экономику. Кроме того, поскольку Российская Федерация производит и экспортирует большие объемы природного газа и нефти, иных энергоносителей и полезных ископаемых, российская экономика особо уязвима перед изменениями мировых цен на сырье, а падение таких цен может замедлить развитие российской экономики.

Увеличение темпов роста цен может привести к росту затрат ОАО «ТД ГУМ» (за счет роста цен на энергоресурсы, транспортировку, повышение закупочных цен на товары), замедлению оборачиваемости запасов и активов и стать причиной низких показателей рентабельности и падения прибыли. Снижение цен на продукцию, реализуемую ГУМом, возможно в случае снижения покупательского спроса в стране и регионе, а также резкого обострения конкуренции. В этом случае возможно снижение маржи и ухудшение финансовых показателей эмитента.

ОАО «ТД ГУМ» обладает определенным уровнем финансовой стабильности, чтобы преодолевать краткосрочные негативные экономические изменения в стране. В случае возникновения существенной политической или экономической нестабильности в России или в регионе, ГУМ предполагает предпринять ряд мер по антикризисному управлению с целью мобилизации бизнеса и максимального снижения возможности оказания негативного воздействия политической или экономической ситуации в стране и регионе.


ГУМ

Новогодняя елка

СОБЛЮДЕНИЕ ОАО «ТОРГОВЫЙ ДОМ ГУМ» КОДЕКСА КОРПОРАТИВНОГО ПОВЕДЕНИЯ

Совершенствование системы корпоративного управления ведется с учетом требований российского законодательства в интересах акционеров. Организуя корпоративное управление компанией, ее менеджмент стремится постоянно руководствоваться нормами и правилами корпоративной культуры и этики поведения. ОАО «Торговый Дом ГУМ» неукоснительно выполняет обязательные требования законодательства по раскрытию информации на рынке ценных бумаг. Кроме того, ОАО «Торговый Дом ГУМ» придерживается норм Кодекса корпоративного поведения, разработанных во исполнение Федерального закона «Об акционерных обществах», а также норм, принятых в расширение этого закона.

АКЦИОНЕРНЫЙ КАПИТАЛ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Уставной капитал Компании составляет 60 000 000 (шестьдесят миллионов) рублей и разделен на 60 000 000 (шестьдесят миллионов) именных обыкновенных акций номинальной стоимостью 1 (один) рубль. Каждая оплаченная обыкновенная акция дает ее владельцу право на участие в собраниях акционеров; право одного голоса по всем вопросам, по которым на собрании акционеров проводится голосование; право на получение дивидендов в суммах, которые законным образом определены общим собранием акционеров.

По состоянию на 22 апреля 2009 года на начало дня (учетная дата) реестр акционеров ОАО «Торговый Дом ГУМ» включает акционеров: 61 юридическое лицо (из них четыре номинальных держателя) и 8358 физических лиц, из них 52 иностранных акционера.

СПИСОК КРУПНЕЙШИХ АКЦИОНЕРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

АКЦИОНЕР	ДОЛЯ В УСТАВНОМ КАПИТАЛЕ (%)
Закрытое акционерное общество «Депозитарно-Клиринговая Компания»	68, 09
ЗАО «ИНГ Банк (Евразия) ЗАО»	13,77

ОАО «Торговый Дом ГУМ» за годы своего существования произведено пять выпусков ценных бумаг: 02.09.92 г.; 22.06.93 г.; 06.07.95 г.; 15.08.97г.; 24.04.1998 г. – выпуск аннулирован. Именные обыкновенные акции ОАО «Торговый Дом ГУМ» выставляются на торги на ведущие площадки России: НП «Фондовая биржа РТС», ЗАО «Фондовая биржа ММВБ».

ПРЕДЛОЖЕНИЯ ПО РАСПРЕДЕЛЕНИЮ ЧИСТОЙ ПРИБЫЛИ, ПОЛУЧЕННОЙ В 2008 ГОДУ ПО ОАО «ТОРГОВЫЙ ДОМ ГУМ»

НАПРАВЛЕНИЕ	МЛН. РУБ.
На развитие акционерного общества	51,1
На развитие социальной сферы	16,8
На благотворительные цели	37,6
На вознаграждение членам Совета директоров	-
На вознаграждение членам Ревизионной комиссии	-
	105,5

ИНФОРМАЦИЯ С ФОНДОВОЙ БИРЖИ РТС О ХОДЕ ТОРГОВ АКЦИЯМИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» В 2008 ГОДУ


3,8
3,4
3,2
3,0
2,8
2,6
2,4
2,2
2,0
1,8
1,6
1,4
1,2
1,0
(в долларах США)
min
max
1,0
2,8
1,8
3,35
1,95
2,95
09.01.2008
06.03.2008
05.05.2008
02.07.2008
27.08.2008
22.10.2008
18.12.2008

На графике черным цветом показаны предложения участников торгов на продажу акций ОАО «Торговый Дом ГУМ», светло-коричневым цветом отмечен спрос на акции. Красным цветом показана цена последней сделки.

ОАО «Торговый Дом ГУМ» совместно с Бэнк оф Нью-Йорк (США) произвели размещение Американских Депозитарных Расписок 1-го уровня (АДР), которое началось в 1996 г. Конвертация акций в АДР происходит по принципу: две обыкновенные акции ОАО «Торговый Дом ГУМ» на одну АДР. Благодаря сохраняющемуся интересу к ценным бумагам нашей компании, регулярно производится конвертация акций в АДР и наоборот, в зависимости от целей инвесторов. Американские Депозитарные Расписки первого уровня ОАО «Торговый Дом ГУМ» активно обращаются на Берлинской, Франкфуртской и Штутгартской биржах, а также внебиржевом рынке США.

Среднее количество сделок в месяц, заключенных на Фондовой бирже РТС, составило 5,16.
В то же время, среднемесячный объем сделок составил 59 344,58 акций.

На годовом общем собрании акционеров, которое состоялось 25 апреля 2008 года, было принято решение о направлении из чистой прибыли средств на приобретение ОАО «Торговый Дом ГУМ» собственных размещенных акций. В соответствии с данным решением, ОАО «ТД ГУМ» осуществил выкуп обыкновенных именных бездокументарных акций 4-го выпуска, в количестве 3 494 842 (три миллиона четыреста девяносто четыре тысячи восемьсот сорок две) штуки, на сумму 203 644 443,34 (двести три миллиона шестьсот сорок четыре тысячи четыреста сорок три) рубля (тридцать четыре) копейки, по цене 58 (пятьдесят восемь) рублей 27 (двадцать семь) копеек за 1 акцию.

Обязательство по выкупу собственных акций ОАО «Торговый Дом ГУМ» выполнил полностью, в полном объеме и в установленные сроки.

ДИВИДЕНДЫ

Инвестиционная политика ОАО «Торговый Дом ГУМ» предусматривает рост затрат на дальнейшее превращение ГУМа в современный технически оснащенный торговый комплекс европейского уровня. С учетом этих обстоятельств и на основании принятого решения годового общего собрания акционеров, которое состоялось в апреле 2008 года, ОАО «Торговый Дом ГУМ» в 2008 году дивиденды не выплачивал.



Красная площадь



БУХГАЛТЕРСКАЯ ОТЧЕТНОСТЬ ОАО «ТОРГОВЫЙ ДОМ ГУМ» (ТЫС. РУБ.)

АКТИВ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы (04, 05)	110	5 270	2 680
в том числе: база данных, товарные знаки, организационные расходы	111	5 270	2 680
Основные средства (01, 02)	120	682 201	827 538
в том числе: здания, машины, оборудование	121	682 201	827 538
Незавершенное строительство (07, 08, 16, 60)	130	20 088	8 475
Доходные вложения в материальные ценности (03)	135		
Долгосрочные финансовые вложения (58, 59)	140	138 144	120 333
в том числе: инвестиции в дочерние общества	141	4 550	4 550
инвестиции в другие организации	142	1 730	1 730
займы, предоставленные на срок более 12 месяцев	143	130 420	114 053
прочие долгосрочные финансовые вложения	144	1 444	-
Отложенные налоговые активы	145	1 187	502
Прочие внеоборотные активы	150		-
ИТОГО по разделу I	190	846 890	959 528
II. ОБОРОТНЫЕ АКТИВЫ			
Запасы	210	297 367	255 670
в том числе: сырье, материалы и др. аналогичные ценности (10, 14, 15, 16)	211	77 933	72 652
животные на выращивании и откорме (11)	212	-	-
затраты в незавершенном производстве (издержках обращения) (14, 20, 21, 23, 29, 44, 46)	213	-	-
готовая продукция и товары для перепродажи (14, 16, 40, 41, 43)	214	165 931	125 939
товары отгруженные (45)	215	-	-
расходы будущих периодов (97)	216	53 503	57 079
прочие запасы и затраты	217	-	-
Налог на добавленную стоимость по приобретенным ценностям (19)	220	3 890	1 585
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	230	1 771 950	1 927 821
в том числе: покупатели и заказчики (62, 63, 76)	231	354 841	322 599
векселя к получению (62)	232	-	-
задолженность дочерних и зависимых обществ (78)	233	1 368 222	1 506 616
авансы выданные (60)	234	48 887	98 606
прочие дебиторы	235	-	-
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	240	283 213	170 623
в том числе: покупатели и заказчики (62, 63, 76)	241	75 926	74 396

АКТИВ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
векселя к получению (62)	242	-	-
задолженность дочерних и зависимых обществ (6203)	243	1 934	-
задолженность участников (учередителей) по взносам в уставной капитал (75)	244	-	-
авансы выданные (60)	245	67 925	37 695
прочие дебиторы	246	137 428	58 532
Краткосрочные финансовые вложения (58, 59, 81)	250	325 633	685 594
в том числе: займы, предоставленные организациям на срок менее 12 месяцев	251	45 633	-
прочие краткосрочные финансовые вложения	252	280 000	685 594
Денежные средства	260	602 287	41 815
в том числе: касса: (50)	261	3 976	3 992
расчетные счета (51)	262	563 272	27 651
валютные счета (52)	263	24 185	3 877
прочие денежные средства (55, 57)	264	10 854	6 295
Прочие оборотные активы	270		
ИТОГО по разделу II	290	3 284 340	3 083 108
БАЛАНС (сумма строк 190 + 290)	300	4 131 230	4 042 636

ПАССИВ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
III. КАПИТАЛЫ И РЕЗЕРВЫ			
Уставный капитал (80)	410	60 000	60 000
Собственные акции, выкупленные у акционеров	411	-	(203644)
Добавочный капитал (83)	420	25 158	25 158
Резервный капитал (82)	430	9 000	9 000
в том числе: резервы, образов. в соответствии с законодательством	431	9 000	9 000
резервы, образов. в соответствии с учредит. документами	432		
Нераспределенная прибыль (непокрытый убыток)	470	3 568 311	3 673 831
Доля меньшинства	471	-	-
ИТОГО по разделу III	490	3 662 469	3 564 345
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (67)	510	-	-
в том числе: кредиты банков, подлежащие погашению в течении 12 месяцев после отчетной даты	511	-	-
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512	-	-
Отложенные налоговые обязательства	515	19 497	28 527
Прочие долгосрочные обязательства	520		
ИТОГО по разделу IV	590	19 479	28 527

ПАССИВ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (66)	610	-	-
в том числе: кредиты банков, подлеж. погашению в течение 12 месяцев после отчетной даты	611	-	-
займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	-	-
Кредиторская задолженность	620	449 279	449 536
в том числе: поставщики и подрядчики (60, 76)	621	329 272	262 483
задолженность перед персоналом организации (70)	622	-	-
задолженность перед государствен. внебюджет. фондами (69)	623	981	751
задолженность по налогам и сборам (68)	624	5 276	45 587
прочие кредиторы	625	34 344	15 925
векселя к уплате	626	-	-
задолж-сть перед дочерними и зависимыми об-ми	627	-	-
авансы полученные (62)	628	79 406	124 790
Задолженность участникам (учредителям) по выплате доходов (75)	630	-	-
Доходы будущих периодов (98)	640	3	228
Резервы предстоящих расходов (96)	650	-	-
Прочие краткосрочные обязательства	660	-	-
ИТОГО по разделу V	690	449 282	449 764
БАЛАНС (сумма строк 490+590+690)	700	4 131 230	4 042 636

СПРАВКА О НАЛИЧИИ ЦЕННОСТЕЙ, УЧИТЫВАЕМЫХ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Арендованные основные средства (001)	910	4 565 037	4 570 600
	911		
Товарно-мат. ценности, принятые на ответств. хранение (002)	920	4 206	2 411
Товары, принятые на комиссию (004)	930	25 306	2 968
	940	23 087	20 472
Обеспечение обязательств и платежей полученные (008)	950	24 546	29 380
Обеспечение обязательств и платежей выданные (009)	960	-	-
Износ жилищного фонда	970		
Износ объектов внешнего благоустройства и других аналогичных объектов	980		

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Нематериальные активы, полученные в пользование	990		
ОС до 10000 руб (012); МПЗ к учету (013); Предметы б/у к учету (014)	991	21 898	31 943
Бланки строгой отчетности	992	-	263
Списанные О. С. для утилизации (015)	993	19 036	396
Предметы проката (016)	994	1 626	-

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	ЗА ОТЧЕТНЫЙ ПЕРИОД	ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРОШЛОГО ГОДА
1	2	3	4
I. ДОХОДЫ И РАСХОДЫ ПО ОБЫЧНЫМ ВИДАМ ДЕЯТЕЛЬНОСТИ			
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога НДС, акцизов и аналог. обязат.платежей) в т.ч.	010	2 756 141	2 208 949
От продажи товаров, продукции	011	787 389	493 236
От аренды собственных площадей и субаренды	012	1 729 344	1 544 226
От реализации услуг	013	239 408	171 487
Себестоимость реализ. товаров, продукции, работ, услуг - в т.ч.:	020	(574 952)	(452 823)
От продажи товаров, продукции	021	(414 391)	(318 863)
От аренды собственных площадей и субаренды	022	(-)	(-)
От реализации услуг	023	(160 561)	(133 960)
Валовая прибыль	029	2 181 189	1 756 126
Коммерческие расходы	030	(1 425 561)	(1 312 640)
Управленческие расходы	040	(446 442)	(423 008)
Прибыль (убыток) от продаж (строки (010-020-030-040))	050	309 186	20 478
II. ПРОЧИЕ ДОХОДЫ И РАСХОДЫ			
Проценты к получению	060	63 959	48 106
Проценты к уплате	070	(-)	(-)
Доходы от участия в других организациях	080	-	10
Прочие доходы	090	84 810	1 260 556
Прочие расходы	100	(252 822)	(735 422)
III ПРИБЫЛЬ (УБЫТОК) ДО НАЛОГООБЛОЖЕНИЯ	140	**205 133**	**593 728**
Отложенный налоговый актив	141	- 685	287
Отложенное налоговое обязательство	142	(9 605)	(12 161)
Текущий налог на прибыль	150	(88 763)	(166 999)
Списание ОНА в связи с выбытием объекта	151	-	-
Списание ОНО в связи с выбытием объекта	152	(-)	(1 861)
Налог на прибыль прошлых лет, эконом. санкции	160	(560)	(145)

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	ЗА ОТЧЕТНЫЙ ПЕРИОД	ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРОШЛОГО ГОДА
1	2	3	4
IV. ЧИСТАЯ ПРИБЫЛЬ (УБЫТОК) ОТЧЕТНОГО ПЕРИОДА:	190	**105 520**	**412 849**
СПРАВОЧНО.			
Доля меньшинства	195		
Постоянное налоговое обязательство	200	49 821	36378
Базовая прибыль(убыток) на акцию		0,002	0,007
Разводненная прибыль(убыток) на акцию			

РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД	ЗА ОТЧЕТНЫЙ ПЕРИОД		ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРОШЛОГО ГОДА	
		ПРИБЫЛЬ	УБЫТОК	ПРИБЫЛЬ	УБЫТОК
1	2	3	4	5	6
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании	210	-	-	-	-
Прибыль (убыток) прошлых лет	220	1 989	9 504	2 404	135
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств	230	113	14 700	1 358	1 340
Курсовые разницы по операциям в иностранной валюте	240	40 429	5 271	1 687	5 558
Отчисления в оценочные резервы	250	х	-	х	-
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности	260	207	1 860	53	425
	270				

ОТЧЕТ ОБ ИЗМЕНЕНИЯХ КАПИТАЛА

I. Изменение капитала

ПОКАЗАТЕЛЬ		УСТАВНЫЙ КАПИТАЛ	ДОБАВОЧНЫЙ КАПИТАЛ	РЕЗЕРВНЫЙ КАПИТАЛ	НЕРАСПРЕДЕЛЕННАЯ ПРИБЫЛЬ (НЕПОКРЫТЫЙ УБЫТОК)	ИТОГО
НАИМЕНОВАНИЕ	КОД					
1	2	3	4	5	6	7
Остаток на 31 декабря, года предшествующе-го предыдущему		60 000	25 158	9 000	3 155 462	3 249 620

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	УСТАВНЫЙ КАПИТАЛ	ДОБАВОЧНЫЙ КАПИТАЛ	РЕЗЕРВНЫЙ КАПИТАЛ	НЕРАСПРЕДЕЛЕННАЯ ПРИБЫЛЬ (НЕПОКРЫТЫЙ УБЫТОК)	ИТОГО
1	2	3	4	5	6	7
2007 (ПРЕДЫДУЩИЙ ГОД)						
Изменения в учетной политике		х	х	х	-	-
Результат от переоценки объектов основных средств		х	-	х	-	-
Остаток на 1 января предыдущего года		60 000	25 158	9 000	3 155 462	3 249 620
Результат от пересчета иностранных валют		х		х	-	-
Чистая прибыль		х	х	х	412 849	412 849
Дивиденды		х	х	х	-	-
Отчисления в резервный фонд	110	х	х	-	-	-
Увеличение величины капитала за счет:						
дополнительного выпуска акций	121	-	х	х	х	-
увеличения номинальной стоимости акций	122	-	х	х	х	-
Реорганизации юридического лица	123	-	х	х	х	-
Уменьшение величины капитала за счет:						
уменьшения номинала акций	131	-	х	х	х	-
уменьшения количества акций	132	-	х	х	х	-
Реорганизации юридического лица	133	-	х	х	-	-
Остаток на 31 декабря предыдущего года		60 000	25 158	9 000	3 568 311	3 662 469
2008 (ОТЧЕТНЫЙ ГОД)						
Изменения в учетной политике		х	х	х	-	-
Результат от переоценки объектов основных средств		х		х	-	-
Остаток на 1 января предыдущего года	100	60 000	25 158	9 000	3 568 311	3 662 469
Результат от пересчета иностранных валют		х	-	х	х	-

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	УСТАВНЫЙ КАПИТАЛ	ДОБАВОЧНЫЙ КАПИТАЛ	РЕЗЕРВНЫЙ КАПИТАЛ	НЕРАСПРЕДЕЛЕННАЯ ПРИБЫЛЬ (НЕПОКРЫТЫЙ УБЫТОК)	ИТОГО
1	2	3	4	5	6	7
Чистая прибыль		x	x	x	105 520	105 520
Дивиденды		x	x	x		
Отчисления в резервный фонд		x	x	-	-	-
Увеличение величины капитала за счет:						
дополнительного выпуска акций			x	x	x	-
увеличения номинальной стоимости акций			x	x	x	-
Реорганизации юридического лица			x	x	-	-
Уменьшение величины капитала за счет:						
уменьшения номинала акций			x	x	x	-
уменьшения количества акций			x	x	x	-
Реорганизации юридического лица			x	x	-	-
Собственные акции, выкупленные у акционеров						(203 644)
Остаток на 31 декабря предыдущего года		60 000	25 158	9 000	3 673 831	3 564 345

II. Резервы

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК	ПОСТУПИЛО	ИСПОЛЬЗОВАНО	ОСТАТОК
1	2	3	4	5	6
РЕЗЕРВЫ, ОБРАЗОВАННЫЕ В СООТВЕТСТВИИ С ЗАКОНОДАТЕЛЬСТВОМ:					
резервный капитал (наименование резерва)					
данные предыдущего года		9 000	-	-	9 000
данные отчетного года		9 000	-	-	9 000
(наименование резерва)					
данные предыдущего года		-	-	-	-
данные отчетного года		-	-	-	-
РЕЗЕРВЫ, ОБРАЗОВАННЫЕ В СООТВЕТСТВИИ С УЧРЕДИТЕЛЬНЫМИ ДОКУМЕНТАМИ:					
(наименование резерва)					
данные предыдущего года		-	-	-	-
данные отчетного года		-	-	-	-
(наименование резерва)					
данные предыдущего года		-	-	-	-
данные отчетного года		-	-	-	-
ОЦЕНОЧНЫЕ РЕЗЕРВЫ:					
резерв сомнительных долгов (наименование резерва)					
данные предыдущего года		-	-	-	-
данные отчетного года		-	-	-	-
(наименование резерва)					
данные предыдущего года					
данные отчетного года					

СПРАВКИ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ГОДА		ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА	
1	2	3		4	
1) Чистые активы		3 662 472		3 564 573	
		ИЗ БЮДЖЕТА		ИЗ ВНЕБЮДЖЕТНЫХ ФОНДОВ	
		ЗА ОТЧЕТНЫЙ ГОД	ЗА ПРЕДЫДУЩИЙ ГОД	ЗА ОТЧЕТНЫЙ ГОД	ЗА ПРЕДЫДУЩИЙ ГОД
		3	4	5	6
2) Получено на:					
расходы по обычным видам деятельности всего:					
в том числе:					
Капитальные вложения во внеоборотные активы					
в том числе:					

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ НА 31 ДЕКАБРЯ 2008 ГОДА

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	ЗА ОТЧЕТНЫЙ ГОД	ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРЕДЫДУЩЕГО ГОДА
1	2	3	4
Остаток денежных средств на начало года	010	606 993	278 275
1. Движение денежных средств по текущей деятельности			
Средства,полученные от покупателей, заказчиков	020	3 481 858	2 676 196
прочие доходы	110	6 945 740	2 286 067
Денежные средства,направленные:	140	(10 843 219)	(5 697 100)
на оплату приобретенных товаров, оплату работ, услуг	150	(1 845 057)	(1 996 088)
на оплату труда	160	(418 106)	(306 013)
на выплату дивидендов, процентов	170	(-)	(-)
на расчеты по налогам и сборам	180	(319 917)	(597 862)
на прочие расходы	190	(8 260 139)	(2 797 137)
Чистые денежные средства от текущей деятельности	200	(415 621)	(734 837)
2. Движение денежных средств по инвестиционной деятельности:			
Выручка от продажи объектов основных средств и иных внеоборотных активов	210	4 397	902 924
Выручка от продажи ценных бумаг и иных финансовых вложений	220	-	13 162 100
Полученные дивиденды	230	-	-
Полученные проценты	240	63 959	32 168
Поступления от погашения займов, предоставленных другим организациям	250	762 000	273 174
Приобретение дочерних организаций	280	(-)	(-)
Приобретение объектов основных средств, доходных вложений в материальные ценности и нематериальных активов	290	(279 913)	(157 253)
Приобретение ценных бумаг и иных финансовых вложений	300	(-)	(12 848 978)
Займы,предоставленные другим организациям	310	(700 000)	(305 333)
Чистые денежные средства от инвестиционной деятельности	340	(149 557)	1 058 802
3. Движение денежных средств по финансовой деятельности			
Поступления от эмиссии акций или иных долевых бумаг	350	-	-
Поступления от займов и кредитов, предоставленных другими организациями	360	-	-
Погашение займов и кредитов (без процентов)	390	(-)	(-)
Погашение обязательств по финансовой аренде	400	(-)	(-)
Чистые денежные средства от финансовой деятельности	430		-
Чистое увеличение (уменьшение) денежных средств и их эквивалентов	440	(565 178)	323 965
4. Остаток денежных средств на конец отчетного периода	450	41 815	602 240

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	ЗА ОТЧЕТНЫЙ ГОД	ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРЕДЫДУЩЕГО ГОДА
1	2	3	4
Величина влияния изменений курса иностранной валюты по отношению к рублю	460	(4 753)	405

ПРИЛОЖЕНИЕ К БУХГАЛТЕРСКОМУ БАЛАНСУ ЗА 2008 ГОД

НЕМАТЕРИАЛЬНЫЕ АКТИВЫ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НАЛИЧИЕ НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОСТУПИЛО	ВЫБЫЛО	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4	5	6
Объекты интеллектуальной собственности (исключительные права на результаты иннтеллек-туальной собственности)	010	3 243	-	-	3 243
в том числе:					
у патентообладателя на изобретение, промышленный образец, полезную модель	011	-	-	-	-
у правообладателя на программы ЭВМ, базы данных	012	2 258	-	-	2 258
у правообладателя на топологии интегральных схем	013				
у владельца на товарный знак и знак ообслуживания, наименование места происхождения товаров	014	985		-	985
у патентообладателя на селекционные достижения	015	-	-	-	-
Организационные расходы	020				
Деловая репутация организации	030				
Прочие	040	4 256	4 568	5 835	2 989

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	6
Амортизация нематериальных активов — всего	050	2 229	3 552
в т.ч.:			
программы ЭВМ	051	1 851	2 173
товарные знаки	052	176	282
прочие	053	202	1 097

ОСНОВНЫЕ СРЕДСТВА

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НАЛИЧИЕ НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОСТУПИЛО	ВЫБЫЛО	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4	5	6
Здания	70	165 375	-	-	165 375
Сооружения и передаточные устройства	75	2 044	-	-	2 044
Машины и оборудование	80	708 169	286 549	36 578	958 140
Транспортные средства	85	27 614	4 242	466	31 390
Производственный и хозяйственный инвенртарь	90	14 999	345	827	14 517
Рабочий скот		-	-	-	-
Продуктивный скот		-	-	-	-
Многолетние насаждения		-	-	-	-
Другие виды основных средств	110	740	22	226	536
Земельные участки , и объекты природопользования		-	1 830	-	1 830
Капитальные вложения на коренное улучшение земель		-	-	-	-
Итого	130	918 941	292 988	38 097	1 173 832

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4
Амортизация основных средств — всего	140	236 740	346 294
в том числе:			
зданий и сооружений	141	21 778	27 269
машин, оборудования, транспортных средств	142	214 468	318 517
других	143	494	508
Передано в аренду объектов основных, средств — всего	150	15 199	149
в том числе:			
здания	151	-	-
сооружения	152	-	-
оборудование	153	15 199	149
Переведено объектов основных средств на консервацию		-	-
Получено объектов основных средств в аренду — всего	160	4 565 037	4 570 600
в том числе:			
Объекты недвижимости,принятые в эксплуатацию и находящиеся в процессе государственной регистрации		-	-

СПРАВОЧНО. Результат от переоценки объектов основных средств:	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА НАЧАЛО ПРЕДЫДУЩЕГО ГОДА
	2	3	4
первоначальной (восстановительной) стоимости	171	-	-
амортизации	172	-	-

Изменение стоимости объектов основных средств в результате достройки, дообору-дования, реконструкции, частичной ликвидации	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
	2	3	4

ДОХОДНЫЕ ВЛОЖЕНИЯ В МАТЕРИАЛЬНЫЕ ЦЕННОСТИ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НАЛИЧИЕ НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОСТУПИЛО	ВЫБЫЛО	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4	5	6
Имущество для передачи в лизинг					
Имущество, предоставляемое по договору проката	210				
Прочие					
Итого					

	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4
Амортизация доходных вложений в материальные ценности			

РАСХОДЫ НА НАУЧНО-ИССЛЕДОВАТЕЛЬСКИЕ, ОПЫТНО-КОНСТРУКТОРСКИЕ И ТЕХНОЛОГИЧЕСКИЕ РАБОТЫ

ПОКАЗАТЕЛЬ		НАЛИЧИЕ НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОСТУПИЛО	СПИСАНО	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
НАИМЕНОВАНИЕ	КОД				
1	2	3	4	5	6
Всего					
В том числе:					

СПРАВОЧНО Сумма расходов по незаконченным научно-исследовательским, опытно-конструкторским и технологическим работам	КОД	НА НАЧАЛО ОТЧЕТ НОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА
	2	3	4

Сумма не давших положительных результатов расходов по научно-исследовательским, опытно-конструкторским и технологическим работам,отнесенных на внереализационные расходы	КОД	ЗА ОЧЕТНЫЙ ПЕРИОД	ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРЕДЫДУЩЕГО ГОДА
	2	3	4

РАСХОДЫ НА ОСВОЕНИЕ ПРИРОДНЫХ РЕСУРСОВ

ПОКАЗАТЕЛЬ		ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	ПОСТУПИЛО	СПИСАНО	ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
НАИМЕНОВАНИЕ	КОД				
1	2	3	4	5	6
Расходы на освоение природных ресурсов — всего					
В том числе:					

СПРАВОЧНО Сумма расходов по участкам недр, незаконченным поиском и оценкой месторождений, разведкой и(или) гидрогеологическими изысканиями и прочими аналогичными работами	КОД	НА НАЧАЛО ОТЧЕТ НОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
	2	3	4
Сумма расходов на освоение природных ресурсов, отнесенных в отчетном периоде на внреализационные расходы как безрезультатаные			

ФИНАНСОВЫЕ ВЛОЖЕНИЯ

ПОКАЗАТЕЛЬ		ДОЛГОСРОЧНЫЕ		КРАТКОСРОЧНЫЕ	
НАИМЕНОВАНИЕ	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4	5	6
Вклады в уставные (складочные) капиталы других организаций — всего	510	6 280	6 280	-	-
в том числе дочерних и зависимых хозяйственных обществ	511	4 550	4 550	-	-
Государственные и муниципальные ценные бумаги	515	1 444	-	-	-
Ценные бумаги других организаций — всего	520				
в том числе долговые ценные бумаги (облигации, векселя)	521				
Предоставленные займы	525	130 420	114 053	45 633	-
Депозитные вклады	530	-	-	280 000	685 594
Прочие	535	-	-	-	-
Итого	540	138 144	120 333	325 633	685 594
Из общей суммы финансовые вложения,имеющие текущую рыночную стоимость: Вклады в уставные (складочные) капиталы других организаций — всего		-	-	-	-
в том числе дочерних и зависимых хозяйственных обществ		-	-	-	-
Государственные и муниципальные ценные бумаги		-	-	-	-
Ценные бумаги других организаций — всего		-	-	-	-
в том числе долговые ценные бумаги (облигации, векселя)		-	-	-	-
Прочие	565	-	-	-	-
Итого	570	-	-	-	-
СПРАВОЧНО По финансовым вложениям, имеющим текущую рыночную стоимость, изменение стоимости в результате корректировки оценки	580	-	-	-	-
по долговым ценным бумагам разница между первоначальной стоимостью и номинальной стоимостью отнесена на финансовый результат отчетного периода		-	-	-	-

ДЕБИТОРСКАЯ И КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ГОДА	ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Дебиторская задолженность: Краткосрочная — всего	610	283 213	170 623
в том числе: расчеты с покупателями и заказчиками	611	75 926	74 396
авансы выданные	612	67 925	37 695
прочая	613	139 362	58 532
Долгосрочная — всего	620	1 771 950	1 927 821
в том числе: расчеты с покупателями и заказчиками		354 841	322 599
авансы выданные	622	48 887	98 606
прочая	623	1 368 222	1 506 616
Итого		2 055 163	2 098 561
Кредиторская задолженность: краткосрочная — всего	640	449 279	449 536
в том числе: расчеты с поставщиками и подрядчиками	641	329 272	262 483
авансы полученные	642	79 406	124 790
расчеты по налогам и сборам	643	5 276	45 587
кредиты	644	-	-
займы		-	-
прочая	646	35 325	16 676
Долгосрочная — всего	650		
в том числе: кредиты		-	-
займы		-	-
Итого		449 279	449 536

РАСХОДЫ ПО ОБЫЧНЫМ ВИДАМ ДЕЯТЕЛЬНОСТИ (ПО ЭЛЕМЕНТАМ ЗАТРАТ)

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ЗА ОТЧЕТНЫЙ ГОДА	ЗА ПРЕДЫДУЩИЙ ГОД
1	2	3	4
Материальные затраты	710	575 443	452 823
Затраты на оплату труда	720	463 709	320 197
Отчисления на социальные нужды	730	98 657	68 042
Амортизация	740	141 463	74 115
Прочие затраты	750	1 168 174	1 273 294
Итого по элементам затрат	760	2 447 446	2 188 471
Изменение остатков (прирост[+], уменьшение[-]):			
незавершенного производства	765		

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ЗА ОТЧЕТНЫЙ ГОДА	ЗА ПРЕДЫДУЩИЙ ГОД
1	2	3	4
расходов будущих периодов	766	3 576	32 261
резервов предстоящих расходов		-	-

ОБЕСПЕЧЕНИЯ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ГОДА	ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Полученые — всего	810	24 546	29 380
в том числе: векселя	811	-	-
Имущество, находящееся в залоге			
из него: объекты основных средств			
ценные бумаги и иные финанасовые вложения			
прочее			
Выданные — всего	820	-	-
в том числе: векселя			
Имущество, переданное в залог			
из него: объекты основных средств			
ценные бумаги и иные финанасовые вложения			
прочее			

ГОСУДАРСТВЕННАЯ ПОМОЩЬ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ГОДА		ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА	
1	2	3		4	
Получено в отчетном году бюджетных средств — всего					
в том числе:					
		НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОЛУЧЕНО ЗА ОТЧЕТНЫЙ ПЕРИОД	ВОЗВРАЩЕНО ЗА ОТЧЕТНЫЙ ПЕРИОД	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
Бюджетные кредиты — всего					
в том числе:					

ЗАКЛЮЧЕНИЕ РЕВИЗИОННОЙ КОМИССИИ ПО РЕЗУЛЬТАТАМ РАБОТЫ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2008 ГОД

Ревизионная комиссия ОАО «Торговый Дом ГУМ» отмечает, что бухгалтерская отчетность открытого акционерного общества «Торговый Дом ГУМ» подготовлена в соответствии с Федеральным законом «О бухгалтерском учете» от 21 ноября 1996 года №129 - ФЗ, «Положением о бухгалтерском учете и отчетности в Российской Федерации», утвержденным приказом Минфина РФ от 29 июля 1998 года №34н, Положением по бухгалтерскому учету «Учетная политика организации» (ПБУ 1/98), утвержденным приказом Минфина РФ от 09 декабря 1998 года №60н, Положением по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99), утвержденным приказом Минфина РФ от 06 июля 1999 года № 43н и другими нормативными актами Российской Федерации, регулирующими порядок ведения бухгалтерского учета и составления бухгалтерской отчетности.

Валовая прибыль за 2008 год составила 2 181,2 млн руб. (или увеличилась по сравнению с 2007 годом на 24,2%). Увеличение валовой прибыли произошло за счет роста выручки от:

- продажи товаров и продукции на сумму 294,2 млн руб. (или 59,6%);
- сдачи площадей в аренду и субаренду на сумму 185,1 млн руб. (или 12 %);
- реализации услуг на сумму 67,9 млн руб. (или 39,6%).

Коммерческие расходы в 2008 году по сравнению с прошлым годом выросли на 8,6% и составили 1 425,6 млн руб.

Рост затрат произошел по следующим статьям:

- расходы на оплату труда увеличились на 122,2 млн руб. (или на 69,4%). Увеличение расходов произошло за счет создания новых структурных подразделений (комбинат питания, гастроном), среднесписочная численность в целом по акционерному обществу в 2008 году выросла на 197 человек;
- расходы на амортизацию основных средств увеличились на 65,3 млн руб. (или в 2,3 раза) за счет ввода в эксплуатацию новых объектов основных средств по комбинату питания, гастроному;
- расходы на аренду помещений возросли на 41,1 млн руб. (или на 25,5%) из-за увеличения ставки за аренду здания на Красной площади;
- расходы на содержание зданий и помещений возросли на 76,9 млн руб. (или на 54,5%). В основном за счет увеличения тарифов на электроэнергию и расходов жилищно-коммунального хозяйства, а также ввода в эксплуатацию энергоемких производств (комбината питания, гастронома, катка). Также увеличились расходы по уборке и обслуживанию помещений сторонними организациями в связи с расширением зоны обслуживания (комбинат питания, гастроном, каток);
- расходы по списанию товаров и потерям возросли на 20,2 млн руб. за счет списания разовой посуды по гастроному и комбинату питания.

По некоторым статьям расходов произошло снижение. В частности, в связи с изменением концепции развития рекламной деятельности организации расходы на торговую рекламу сократились на 22,5 млн руб. (или на 27,3%). Расходы на текущий и капитальный ремонт, в связи с уменьшением объемов работ, сократились на 262,3 млн руб. (или на 45,3%).

Управленческие расходы в 2008 году составили 446,4 млн руб., и увеличились на 23,4 млн руб., в основном за счет роста затрат на оплату труда сотрудников аппарата управления акционерного общества на 21,4 млн руб.

Прибыль акционерного общества «ТД ГУМ» за 2008 год до налогообложения составила 205,1 млн руб. После начисления налогов и других обязательных платежей чистая прибыль отчетного года ОАО «Торговый Дом ГУМ» составила 105,5 млн руб.

В 2008 году в акционерном обществе была обеспечена сохранность материально-производственных запасов, основных и денежных средств.

Дебиторская задолженность за 2008 год увеличилась на 43,3 млн руб. (или на 2,1%) и составила 2 098,4 млн руб., и носит текущий характер. Кредиторская задолженность на 31.12.2008 года составила 449,5 млн руб. и осталась практически на уровне 2007 года.

За 2008 год собственные оборотные средства составили 2 605 млн руб. и снизились на 210,5 млн руб. (или 7,5%), что произошло в связи с вложением средств в размере 203,6 млн руб. в выкуп собственных акций, согласно решению собрания акционеров за 2007 год.

В отчетном периоде Ревизионной комиссией рассматривались результаты финансово-хозяйственной деятельности ОАО «Торговый Дом ГУМ» на отчетные даты. Проводился анализ расходов, состояния собственных оборотных средств, дебиторской и кредиторской задолженности.

С учетом изложенного, Ревизионная комиссия подтверждает достоверность баланса акционерного общества на 31 декабря 2008 года в сумме 4 042,6 млн руб. годового отчета ОАО «Торговый Дом ГУМ».
Ревизионная комиссия рекомендует принять меры по сокращению расходов, наращиванию собственных оборотных средств и обеспечению своевременных расчетов с дебиторами и кредиторами.

Председатель Ревизионной
Комиссии ОАО «Торговый Дом ГУМ»
С.А.Демин

АУДИТОРСКОЕ ЗАКЛЮЧЕНИЕ ПО ФИНАНСОВОЙ (БУХГАЛТЕРСКОЙ) ОТЧЕТНОСТИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2008 ГОД

АДРЕСАТ

Акционерам Открытого акционерного общества «ТД ГУМ».

АУДИТОР

Наименование: ЗАО «Гориславцев и К. Аудит».
Место нахождения: 103009, г. Москва. Б. Никитская, д. 17, стр. 2.
Государственная регистрация: регистрационное свидетельство № 000565 серии ВД, выданное 27 октября 1997 года Московской регистрационной палатой, регистрационный номер 001.205.133; свидетельство о внесении записи в Единый Государственный реестр юридических лиц серии 77 № 007212832, выданное Управлением МНС России по г. Москве, дата внесения записи 18.12.2002 за основным государственным регистрационным номером 1027700542858.
Лицензия на осуществление аудиторской деятельности № Е 003461 от 04.03.2003, выданная Министерством финансов РФ сроком на 5 лет. Срок действия лицензии продлен до 04.03.2013.
Лицензия на осуществление работ с использованием сведений, составляющих государственную тайну, серии Б 359446, регистрационный № 9959 от 15.02.2007, выданная управлением ФСБ России по г. Москве и Московской области. Срок действия лицензии до 19.01.2010.
ЗАО «Гориславцев и К. Аудит» является действительным членом Некоммерческого партнерства «Институт Профессиональных Аудиторов» с 19.03.2002. свидетельство от 19.03.2002 № 183. выданное Некоммерческим партнерством «Институт Профессиональных Аудиторов».
Сертификат качества аудиторских услуг № 156, выданный НП «Институт Профессиональных Аудиторов», срок действия сертификата установлен Решением Комитета по качеству ИПАР от 19.12.2007 с 19.12.2007 по 19.12.2010.

АУДИРУЕМОЕ ЛИЦО

Наименование: Открытое акционерное общество «ТД ГУМ».
Место нахождения: 109012, г. Москва, Красная площадь, д. 3.

Государственная регистрация: зарегистрировано МРП 06.12.90 под № 1027739098287 в ИМНС № 39 г. Москвы зарегистрировано 21.08.2002 ИНН 7710035963.

Мы провели аудит прилагаемой финансовой (бухгалтерской) отчетности ОАО «ТД ГУМ» за период с 01 января по 31 декабря 2008 года включительно. Финансовая (бухгалтерская) отчетность ОАО «ТД ГУМ» состоит из:
бухгалтерского баланса (форма № 1);
- отчета о прибылях и убытках (форма № 2);
- отчета об изменениях капитала (форма № 3);
- отчета о движении денежных средств (форма № 4);
- приложения к бухгалтерскому балансу (форма № 5);
- пояснительной записки.

Ответственность за подготовку и предоставление этой финансовой (бухгалтерской) отчетности несет исполнительный орган ОАО «ТД ГУМ». Наша обязанность заключается в том. чтобы выразить мнение о достоверности во всех существенных отношениях данной отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации на основе проведенного аудита.

Аудит проводился в соответствии с Федеральным законом от 07.08.2001 № 119-ФЗ «Об аудиторской деятельности» и федеральными правилами (стандартами) аудиторской деятельности, утвержденными постановлением Правительства РФ от 23.09.2002 № 696 (в редакции последующих изменений и дополнений), другими нормативными актами, регулирующими аудиторскую деятельность, а также внутрифирменными стандартами и методиками аудита.

Аудит планировался и проводился таким образом, чтобы получить разумную уверенность в том. что финансовая (бухгалтерская) отчетность не содержит существенных искажений.

Аудит проводился на выборочной основе и включал в себя изучение на основе тестирования доказательств, подтверждающих числовые показатели в финансовой (бухгалтерской) отчетности и раскрытие в ней информации о финансово-хозяйственной деятельности, оценку соблюдения принципов и правил бухгалтерского учета, применяемых при подготовке финансовой (бухгалтерской) отчетности, рассмотрение основных оценочных показателей, полученных руководством аудируемого лица, а также оценку представления финансовой (бухгалтерской) отчетности.

Мы полагаем, что проведенный аудит представляет достаточные основания для выражения нашего мнения о достоверности финансовой (бухгалтерской) отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации.

По нашему мнению, финансовая (бухгалтерская) отчетность ОАО «ТД ГУМ» отражает достоверно во всех существенных отношениях финансовое положение на 31 декабря 2008 года и результаты его финансово-хозяйственной деятельности за период с 01 января по 31 декабря 2008 года включительно в соответствии с требованиями законодательства Российской Федерации в части подготовки финансовой (бухгалтерской) отчетности.

При проведении аудита мы руководствовались Федеральным законом «О бухгалтерском учете» от 21 ноября 1996 года № 129-ФЗ, Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации, утвержденным Приказом Минфина России от 29.07.98 № 34н, Положением по бухгалтерскому учету «Бухгалтерская отчетность организации», утвержденным Приказом Минфина России от 06.07.99 № 43н, Приказом Минфина России от 22 июля 2003 года № 67Н «О формах бухгалтерской отчетности организаций».

20 марта 2009 года

Генеральный директор
М. М. Клопотовская

Руководитель
аудиторской проверки
А.П. Назаренко

Квалификационный аттестат аудитора № К 014155 выдан Минфином РФ от 01 апреля 2004 года приказ № 97 с 01 апреля 2004 года на неограниченный срок.


ГУМ-Каток

ГУМ-Каток на Красной площади


ГУМ-Каток



Bar at the Red Square

082-04132

12-31-08
AR/S

ANNUAL REPORT
2008





Tricolor exhibition
1-st line

CONTENTS



Gastronome №1

SPEECH OF THE MANAGING DIRECTOR OF «GUM TRADING HOUSE» OJSC TO STOCKHOLDERS



Dear Shareholders,

The accounting year 2008 became for our joint-stock company a period of checking the correctness of the chosen path of development, economic strength and stability in terms of the external negative influence's growth caused by the global financial crisis.

During last years OJSC «GUM TH» has been realizing previously adopted by shareholders policy to transform the GUM building located on the Red Square into the world-class trade center providing visitors with luxury goods and comfortable shopping conditions. Only within the last year many new world-famous brands that enjoy continuous success among the most prosperous social classes were attracted, among them are Emporio Armani, Mont Blanc, Paul Zileri, Coach, Sportmax, Stuart Weitzman, Il Piatto, Valentin Yudashkin and others.

With the chosen strategy we haven't just achieved positive results in the company's development but also managed to overcome the most difficult period of the financial recession — the forth quarter of the year 2008 — with minimum losses.

Despite grave crisis effects on the consumer market our joint-stock company has clear, economically sound development program for the future.

Thus, we decided to open a branch of successful GUM's Gastronome No.1 in the Trading House VESNA in the Noviy Arbat Street that allows both the territory's expansion of GUM presence in other shopping centers and improves financial indices of the Gastronome integrally as a whole due to reduction of purchase prices and costs for creation of commodity stocks.

At the same time we continue to work on salons grouping by type, purpose and price level of goods allowing visitors to easily find their way in the trading house and make choices having a comprehensive idea of goods concentrated in one place without wasting much time.

Next year after opening Cesare Paciotti, Casadei, Alberto Guardiani and Camper salons in GUM we will finish working on the footwear line's creation. After opening the «Imperial porcelain plant» salon the «goods and dishware for home» line will be finished. Moreover, in the year 2009 we are going to complete formation of a technical products area where a wide range of computer, audio and video equipment, musical instruments and accessories will be offered.

We also keep on traditionally exhibitions' organizing at GUM lines that introduce to our visitors cultural events that take place in Russia and abroad allowing the well-established GUM's image confirmation as a shopping and cultural Moscow's center on the Red Square.

Comprehensive events bring our company closer to our aim to transform the trading house into a unique property in the center of Moscow that accumulates historical traditions, state-of-the-art technology and new approach to presentation of luxury goods.

T. V. Guguberidze
Managing director
GUM Trading House OJSC



MEMBERS OF THE BOARD OF DIRECTORS OF OJSC «GUM TRADING HOUSE»

ELECTED BY THE GENERAL MEETING OF SHAREHOLDERS OF OJSC «GUM TRADING HOUSE» ON APRIL 25, 2008.

FULL NAME	POSITION, SHARE IN AUTHORIZED CAPITAL OF ISSUER
VECHKANOV Vyacheslav Leonidovich	President, chairman of the Board of Directors of OJSC «GUM Trading House» Share in the issuer's authorized capital: 0,002%
GUGUBERIDZE Teimuraz Vladimirovich	Managing director, Chairman of the Direction of OJSC «GUM Trading House» Share in the issuer's authorized capital: no share
GNATUIK Andrey Klimentievich	President of ODO «IMA Group» Share in the issuer's authorized capital: no share
KARAKHANYAN Samwell Gurgenovich	President of the Moscow Bar Association «Barshchevsky and partners» Share in the issuer's authorized capital: none
MALISHEV Nikolai Nikolaevich	Director of the Directorate of sports broadcasting of OJSC «Channel One» Share in the issuer's authorized capital: no share
SKVORTSOV Aleksei Uvenalievich	Director of financial department of OJSC «GUM TRADING HOUSE» Share in the issuer's authorized capital: 0,000267%
TYAGACHEV Leonid Vasilievich	President of the Olympic Games committee in Russia Share in the issuer's authorized capital: no share

MEMBERS
OF THE OJSC «GUM TRADING HOUSE» DIRECTION

ELECTED BY THE BOARD OF DIRECTORS
OF OJSC «GUM TRADING HOUSE» ON AUGUST 9, 2008

FULL NAME	POSITION SHARE IN AUTHORIZED CAPITAL OF ISSUER
RUSAKOV Aleksei Sergeevich	Director of legal department of OJSC «GUM Trading House». Share in the issuer's authorized capital: no share
SERGUEYEV Vladimir Nikolayevich	Director of commercial department of of OJSC «GUM Trading House». Share in the issuer's authorized capital: no share
SOKOLNIKOV Dmitri Ivovich	Head of real estate management department of OJSC «GUM Trading House» Share in the issuer's authorized capital: no share
SHPITONOV Igor Mihailovich	Director of administration department of OJSC «GUM Trading House» Share in the issuer's authorized capital: no share

According to Article 69 paragraph 1 of the Federal Law «On joint-stock companies» a person carrying out functions of a sole agency is to perform functions of the chairman of the collegial executive body (Direction) as well. Functions of the Chairman of the Direction of OJSC «GUM Trading House» are carried out by GUGUBERIDZE Teimuraz Vladimirovich.

The functions of the sole executive body are fulfilled by the managing company ATLAS PROJECT MANAGEMENT LIMITED. At the moment the representative of the managing company ATLAS PROJECT MANAGEMENT LIMITED for OJSC «GUM Trading House» is managing director GUGUBERIDZE Teimuraz Vladimirovich.

SOLE EXECUTIVE BODY. Functions of the sole executive body are transferred to the managing company ATLAS PROJECT MANAGEMENT LIMITED.

INDEPENDENT EXECUTING AGENCY

The functions of independent executing agency are passed to the managing company ATLAS PROJECT MANAGEMENT LIMITED.

Location:
38 Princess Court 88, Brompton Road, London, SW3 1 ES, United Kingdom.
Postal address: 109012, Moscow, the Red Square, 3/2/2/1.

SUMMARY INFORMATION ABOUT MEMBERS OF THE BOARD OF DIRECTORS OF OJSC «GUM TRADING HOUSE»

VECHKANOV Vyacheslav Leonidovich

Year of birth: 1947
Education: Higher — Moscow Financial Institute, 1970, National Economy Academy under the Council of Ministers of the USSR, 1985
Positions during the last 5 years:
Period: 2003 – 2004
Organization: OJSC «GUM TH»
Field: trading
Position: President, member of the Direction, member of the Board of Directors
Period: 2004 – 2005
Organization: OJSC «GUM TH»
Field: trading
Position: member of the Direction
Period: 2004 till today
Organization: OJSC «GUM TH»
Field: trading
Position: President, member of the Board of Directors
Period: 2007 till today
Organization: guardianship board of the Fund of the State Pushkin Museum of Fine Arts
Field: control over special-purpose and effective use of non-budget funds
Position: member of the guardianship board, secretary of the guardianship board

GUGUBERIDZE Teimuraz Vladimirovich

Year of birth: 1973
Education: Higher — Abkhazian State University, 1992, Tbilisi Humanities and Economic Institute, 1998.
Positions during the last 5 years:
Period: 2003 – 2004
Organization: OJSC «Monomarka Bosco»
Field: trading
Position: Director General
Period: 2003 – 2004
Organization: OJSC «Sporttovary Bosco»
Field: trading
Position: Director General
Period: 2004 – 2004
Organization: Representation of the company ATLAS PROJECT MANAGEMENT LIMITED.
Field: consulting on business activity and management
Position: Deputy Managing General
Period: 2004 – 2004
Organization: OJSC «GUM TH»
Field: trading
Position: member of the Direction
Period: 2004 till today
Organization: OJSC «GUM TH»
Field: trading
Position: Managing Director, Chairman of the Direction, member of the Board of Directors
Period: 2004 till today
Organization: ATLAS PROJECT MANAGEMENT LIMITED
Field: consulting on business activity and management
Position: director
Period: 2004 till today
Organization: Representation of the company ATLAS PROJECT MANAGEMENT LIMITED.
Field: consulting on business activity and management
Position: Managing Director
Period: 2005 – 2007
Organization: Representation of the company ATLAS PROJECT MANAGEMENT LIMITED.
Field: consulting on business activity and management
Position: Commercial Director
Period: 2006 till today
Organization: CJSC «East-West Group of Companies»
Field: holding companies management
Position: member of the Board of Directors
Period: 2008 till today
Organization: Board of the Fund of the State Pushkin Museum of Fine Arts
Field: development of the Fund of the State Pushkin Museum of Fine Arts
Position: member of the Board of the Fund
Period: 2008 till today
Organization: Fund of specific capital of the State Pushkin Museum of Fine Arts
Field: development of exhibition and scientific-outreach activities of the State Pushkin Museum of Fine Arts
Position: chairman of the Board of the Fund
Period: 2008 till today
Organization: CJSC «Univermag».
Field: retail trading
Position: Director General

GNATIUK Andrei Klimentievich

Year of birth: 1961
Education: Higher — Moscow Polygraphic Institute, 1983
Positions during the last 5 years:
Period: 2003 till today
Organization: ODO IMA Group
Field: advertising
Position: President
Period: 2005 till today
Organization: OJSC «GUM TH»
Field: trading
Position: member of the Board of Directors

KARAHANYAN Samvel Gurgenovich

Year of birth: 1960
Education: Higher — master of laws, Yerevan Polytechnic Institute, 1982, Moscow Law Academy, 1994.
Positions during the last 5 years:
Period: 2003 till today
Organization: Moscow Bar Association «Barshchevsky and partners»
Field: advocacy
Position: President
Period: 2004 till today
Organization: ATLAS PROJECT MANAGEMENT LIMITED
Field: consulting on business activity and management
Position: director
Period: 2004 till today
Organization: OJSC «GUM TH»
Field: trading
Position: member of the Board of Directors
Period: 2006 till today
Organization: CJSC «East-West Group of Companies»
Field: holding companies management
Position: member of the Board of Directors

MALISHEV Nikolai Nikolaevich

Year of birth: 1938
Education: Higher — Moscow Aircraft Institute, 1963, Moscow Institute of Oriental Languages, 1970.
Positions during the last 5 years:
Period: 1995 till today
Organization: TV company «Channel One»
Field: television field:
Position: Director of Direction of sport broadcasting
Period: 2005 till today
Organization: OJSC «GUM TH»
Field: trading
Position: member of the Board of Directors

SKVORTSOV Aleksei Yuvenalievich

Year of birth: 1968
Education: Higher — Moscow Engineering and Physical Institute, 1993; Moscow international high business school «Irbis», 2003
Positions during the last 5 years:
Period: 2003 till today
Organization: «GUM-PROJECT», LLC
Field: investment activity
Position: Director General
Period: 2004 – 2004
Organization: Representation of the company ATLAS PROJECT MANAGEMENT LIMITED.
Field: consulting on business activity and management
Position: Economics Director
Period: 2004 – 2006
Organization: OJSC «GUM TH»
Field: trading
Position: member of the Direction
Period: 2004 till today
Organization: Representation of the company ATLAS PROJECT MANAGEMENT LIMITED.
Field: consulting on business activity and management
Position: Head of representative office
Period: 2004 till today
Organization: OJSC «GUM TH»
Field: trading
Position: member of the Board of Directors
Period: 2005 till today
Organization: ATLAS PROJECT MANAGEMENT LIMITED
Field: consulting on business activity and management
Position: director
Period: 2005 till today
Organization: Representation of the company ATLAS PROJECT MANAGEMENT LIMITED.
Field: consulting on business activity and management
Position: Financial Director
Period: 2007 till today
Organization: «Managing Company «Bosco», LLC
Field: management services
Position: member of the Direction
Period: 2007 till today
Organization: «Managing Company «Bosco», LLC
Field: management services
Position: Head of financial administration
Period: 2008 till today
Organization: CJSC «Univermag»
Field: retail trading
Position: Executive Director

TYAGACHEV Leonid Vasilievich

Year of birth: 1946
Education: Higher — Moscow Regional Pedagogical Institute, 1970;
Positions during the last 5 years:
Period: 2001 till today
Organization: Olympic committee of Russia
Field: sports field
Position: President
Period: 2004 till today
Organization: OJSC «GUM TH»
Field: trading
Position: member of the Board of Directors

SUMMARY INFORMATION ABOUT MEMBERS OF THE COLLEGIAL EXECUTIVE BODY OF OJSC «GUM TRADING HOUSE»

GUGUBERIDZE Teimuraz Vladimirovich

Year of birth: 1973
Education: Higher — Abkhazian State University, 1992, Tbilisi Humanities and Economic Institute, 1998.
Positions during the last 5 years:
Period: 2003 – 2004
Organization: «Monomarka «Bosco» Co Ltd.
Field: trading
Position: Director General
Period: 2003 – 2004
Organization: OJSC «Sporttovary «Bosco» Co Ltd.
Field: trading
Position: Director General
Period: 2004 – 2004
Organization: Representation of the company ATLAS PROJECT MANAGEMENT LIMITED.
Field: consulting on business activity and management
Position: Deputy Managing General
Period: 2004 – 2004
Organization: OJSC «GUM TH»
Field: trading
Position: member of the Direction
Period: 2004 till today
Organization: OJSC «GUM TH»
Field: trading
Position: Managing Director, Chairman of the Direction, member of the Board of Directors
Period: 2004 till today
Organization: ATLAS PROJECT MANAGEMENT LIMITED
Field: consulting on business activity and management
Position: director
Period: 2004 till today
Organization: Representation of the company ATLAS PROJECT MANAGEMENT LIMITED.
Field: consulting on business activity and management
Position: Managing Director
Period: 2005 – 2007
Organization: Representation of the company ATLAS PROJECT MANAGEMENT LIMITED.
Field: consulting on business activity and management
Position: Commercial Director
Period: 2006 till today
Organization: CJSC «East-West Group of Companies»
Field: holding companies management
Position: member of the Board of Directors
Period: 2008 till today
Organization: Board of the Fund of the State Pushkin Museum of Fine Arts
Field: development of the Fund of the State Pushkin Museum of Fine Arts
Position: member of the Board of the Fund
Period: 2008 till today
Organization: Fund of specific capital of the State Pushkin Museum of Fine Arts
Field: development of exhibition and scientific-outreach activities of the State Pushkin Museum of Fine Arts
Position: chairman of the Board of the Fund
Period: 2008 till today
Organization: CJSC «Univermag»
Field: retail trading
Position: Director General

RUSAKOV Aleksei Sergeevich

Year of birth: 1976
Education: Higher — Moscow Economic and Law Academy, 1999;
Positions during the last 5 years:
Period: 2003 till today
Organization: Representation of the company ATLAS PROJECT MANAGEMENT LIMITED.
Field: consulting on business activity and management
Position: Director of legal department
Period: 2003 till today
Organization: OJSC «GUM TH»
Field: trading
Position: member of the Direction
Period: 2005 till today
Organization: CJSC «Registronics»
Field: Services on keeping of registers of joint-stock companies
Position: member of the Board of Directors
Period: 2008 till today
Organization: Fund of specific capital of the State Pushkin Museum of Fine Arts
Field: development of exhibition and scientific-outreach activities of the State Pushkin Museum of Fine Arts
Position: member of the Board of the Fund
Period: 2008 till today
Organization: CJSC «Univermag».
Field: retail trading
Position: Executive Director
Period: 2008 till today
Organization: CJSC «28th Creative association»
Field: various types of services
Position: Executive Director

SERGEEV Vladimir Nikolaevich

Year of birth: 1958
Education: Higher— Moscow energy Institute, 1981
Positions during the last 5 years:
Period: 2001 – 2004
Organization: Company «Aliazh»
Field: trading
Position: Commercial Director
Period: 2004 – 2005
Organization: Company «Edinaya Evropa»
Field: trading
Position: Marketing Director
Period: 2005 till today
Organization: Representation of the company ATLAS PROJECT MANAGEMENT LIMITED.
Field: consulting on business activity and management
Position: Director of business department
Period: 2006 till today
Organization: OJSC «GUM TH»
Field: trading
Position: member of the Direction

SOKOLNIKOV Dmitri Ivanovich

Year of birth: 1964
Education: Higher — Moscow Automobile and Road Institute, 1987
Moscow State Law Academy, 2000
Positions during the last 5 years:
Period: 2001 – 2005
Organization: «Toros Invest» LLC
Field: real estate transactions
Position: Director General
Period: 2005 till today
Organization: OJSC «GUM TH»
Field: trading
Position: Head of real estate management department
Period: 2006 till today
Organization: OJSC «GUM TH»
Field: trading
Position: member of the Direction
Period: 2008 till today
Organization: CJSC «Univermag».
Field: retail trading
Position: Executive Director
Period: 2008 till today
Organization: «MaxWest», LLC:
Field: services on leasing and exploitation of buildings
Position: Executive Director
Period: 2008 till today
Organization: CJSC «Vesna 21 vek»
Field: services on leasing and exploitation of buildings
Position: Executive Director

SHPITONOV Igor Mihailovich

Year of birth: 1957
Education: Higher — Moscow Energy Institute, 1980
Positions during the last 5 years:
Period: 2000 – 2003
Organization: OJSC «Russian Aluminum Management"
Field: colored industry
Position: Administration Director
Period: 2004 – 2004
Organization: «GUM-PROJECT», LLC
Field: investment activity
Position: Executive Director
Period: 2004 – 2005
Organization: CJSC «GUM – Trust»
Field: investment activity
Position: Director General
Period: 2004 – 2005
Organization: «Stilni Gorod» LLC
Field: investment activity
Position: Director General
Period: 2004 till today
Organization: OJSC «GUM TH»
Field: trading
Position: member of the Direction
Period: 2004 till today
Organization: Representation of the company ATLAS PROJECT MANAGEMENT LIMITED.
Field: consulting on business activity and management
Position: Administration Director
Period: 2008 till today
Organization: CJSC «Univermag».
Field: retail trading
Position: Executive Director



BoscoSFashionWeek in the Demonstration Hall

POSITION OF OJSC «GUM TRADING HOUSE» IN THE FIELD

As of today OJSC «GUM Trading House» preserves its significant place on the retail market and shows good combination of historical appearance of the building, unique atmosphere and modern approach to presentation and sale of premium-class goods. After a long period of ongoing growth of basic economic indicators in the field, retail turnover growth slowed down in the 4th quarter of 2008 under the influence of the recession in the overall national economy. The following changes in primary trends of the field may be distinguished:

1. Slowdown of turnover growth of trade and public catering enterprises in terms of value, reduction of its volume in kind.
2. Weakening of consumers' activity due to expectations of exacerbation of the financial crisis.
3. Slowdown of expansion of sales areas, extension of terms for placing of projects under construction in operation due to complications in access to financial resources.
4. Closing or correction of development programs of products and services providers due to lack of liquidity caused by great debt load and failure to attract additional financial resources.
5. Increase of share of unoccupied areas in new buildings and in the less qualitative areas, rotation and moving of lease holders from less qualitative to more conceptual buildings.
6. Changes in shopping development in terms of size. Thus, under crisis conditions hypermarkets lose customers but discounters on the contrary now have a chance to successful development despite of forecasts of analysts about their stagnation.
7. Commercial real estate market passed into correction stage. Primary indicators change: structure and demand and supply volumes, prices and lease rates as well as «pool» of main merchants in various market segments.

Retail companies that faced the most severe difficulties in access to credit resources are having major problems. Many store chains declared closedown of regional development programs and rotation of existing shops. Thus, the strongest players stay on the market and they will strive in medium-term future to occupy market niches left by weaker competitors. Therefore OJSC «GUM Trading House» is going to increase the share of sales areas for conceptual projects that are absent in other shopping centers of Moscow. «Gastronome» was opened in GUM. It is a unique project reconstructed on the basis of historical materials of past years, and in the future we plan to expand the range of services for customers not only in our traditional field but also in the field of leisure and entertainment.

Financial crisis and slowdown of incomes growth of Muscovites already affected adversely development of the Moscow market of retail trade and services. Price increase and weakness of national currency are tightly connected in the Russian economy. High probability of further devaluation of Ruble negatively affects consumer demand, especially in nonfood goods segment, and makes customers wait and see. However one must bear in mind that OJSC «GUM Trading House» focuses on target audience with high income level formed from well-to-do Muscovites and visitors of Moscow who pay much attention to their image and for this reason are not going to significantly reduce their expenses for goods offered by OJSC «GUM Trading House» (clothes, shoes, perfume and make-up and accessories). In order to minimize influence of the recession, the management of OJSC «GUM Trading House» makes a series of arrangements on optimization of expenses of the company, saving its income and its further development.

Within last months of the year 2008 some changes affected the commercial real estate market as well. The commercial real estate market turned from actively growing into dying, there are some tendencies to downfall: many projects are closed at the planning stage, projects under construction are frozen, the number of deals reduces, level of purchasing power drops.

In the forth quarter of the year 2008 no mass lowering of rental rates level was noticed in the commercial real estate market of Moscow but most retailers applied to the management of shopping centers asking to cut down rental rates or calculate rental rate on the basis of a percent of the leaseholder turnover. Lowering of rental rates is quite possible in the short-term future and may lead to failure of OJSC «GUM Trading House» to achieve the same results as in the previous period. For this reason the company aims not only to increase the quality of sales areas of the building but also to develop an effective model of employees work. Comfortable sales areas, well-thought-out assortment structure and recognizable image guarantee GUM demand for lease of its areas and therefore stable rental rates level.

It should be noted that despite negative changes in the market situation OJSC «GUM Trading House» keeps on realizing set tasks on conversion of the store into a premium-class store in accordance with the accepted development strategy of the company.


Мебелиссима
ИТАЛИЯ
22 СЕНТЯБРЯ – 11 ОКТЯБРЯ
FEDERLEGNO-ARREDO
ОТ КЛАССИКИ ДО СОВРЕМЕННОСТИ
ЛУЧШАЯ ИТАЛЬЯНСКАЯ МЕБЕЛЬ
НА КРАСНОЙ ПЛОЩАДИ
ГУМ
GUCCI

Mebelissima Italia exhibition
2-nd line

RESULTS OF OJSC «GUM TRADING HOUSE» FOR THE YEAR 2008

During the accounting period OJSC «GUM TH» continued its step-by-step realization of accepted strategy to focus maximum possible number of goods and services of world-famous manufacturers in one sales area and transform the company into a unique Moscow shopping center in the premium-class goods segment.

During the year active work was carried out relating to further floor relocation of salons by replace of trademarks achieved a strong position in the Moscow market with salons of famous international brands that are very particular in electing sales areas and offer best-quality goods that are renowned throughout the world. Thus within the accounting period conversion of the 1-st floor of the building on the Red Square was almost finished.

The first year of operating «GUM – Gastronome» proved necessity of food products, increased qualitative level of sales areas of OJSC «GUM Trading House» and became one of attraction hubs for customers.
Work of commercial staff on conversion of GUM was carried out taking into account zoning on goods groups when salons are concentrated in one shopping area depending on their designated purpose offering a wide range of products in one price segment but of different styles and trends.

As a result of the performed work the first Moscow salon of the leading world-famous group of companies producing fashion goods and luxury articles Emporio Armani was opened. Delicacy, fine combination of taste and style distinguish not only the presented collections but the whole shopping area of the salon that occupies the 3-rd floor and has an original extension – cafe under the same name. Style of the interior and product range of the salon are in step with the general recognizable line of the leading shops of Emporio Armani in Milan, London, Paris and other cities of the world.

Louis Vuitton salon was renewed and expanded. Now the salon is located on two levels offering to its customers a wide range of products including not only leather articles but also watches and jewelry, textile, collections of clothes, shoes and accessories for men and women.

Moreover, such salons as Sportmax, Mont Blanc and Coach were opened on the 1st floor that expanded the assortment of clothes and accessories.
More active work on relocation of salons was carried out on the 2-nd floor of the building.

Work on creation of a shoe zone is near completion. In addition to the existing shoe salons that has successfully operated in GUM for a long time a new shoe salon Stuart Weitzman was opened in the fountain area.

As a result of repair and reconstruction works performed in the shoe zone mono-brand shoe salons Cesare Paciotti, Casadei and Alberto Guardiani that made a good showing on the world market and are recognizable by our target customers are to be opened soon.

Continuous development is carried out also relating to makeover of the 1-st pavilion of the 2-nd floor where in accordance with the accepted concept Paul Zileri salon of elite male shoes was opened that harmonically supplements salons of Christian Dior, Escada and Louis Vuitton.

Along with foreign world-famous brands OJSC «GUM Trading House» pays much attention to Russian designers and producers as well that quite well represent Russian high fashion at the international level and won love and recognition of customers. In the end of the year 2008 a salon of famous Russian designer Valentin Yudashkin was opened. A salon of not less famous designer Igor Chapurin is at the stage of preparation.

Rotation of salons located on the 2-nd floor is just gathering pace. Thus, in the forth pavilion salons of Penny Black and Pinco were relocated. They had located on the 1st floor before but satisfy principles of assortment and price policy of the 2nd floor. In the end of the year a new salon of female clothes Principe and salon of female underwear Estelle, A-Store were opened, that, in their turn, replaced salons that do not correspond with the new strategy of the company.

Modifications involved the 3-rd floor as well. Creation of the «line of household products» is near completion. Thus, in the year 2008 salons of glassworks and dishware Riedel, Il Piatto and Crispar were opened in the specially designated area. These salons supplement the already existing successful salons Alessi, Kartell and Villeroy&Boch. Areas of technical products and accessories continue to expand.

Modifications involved services as well. In the end of the year a beauty salon Jean Louis David was opened in OJSC «GUM Trading House». Salons chain under this name includes approximately a thousand salons all over the world and offers to its clients the best services, exclusive methods of haircut and coloring. The interior design was created by the leading Italian architectures and designers. Besides services of stylists and hairdressers a wide range of additional services are rendered in the salon.

Scheduled modifications were carried out also in the public catering area of GUM. On the 3-rd floor in the cafe «Festivalnoe» a new pavilion «Blini» was opened with the menu including mainly dishes of traditional Russian cuisine. In the course of organization of the public catering area GUM based on principles of steady increasing of the level of customer services. For this reason GUM decided to avoid using disposable tableware. All pavilions of the cafe «Festivalnoe» now work with bright ovenware that positively influences customer's reviews relating to esthetic perception of food. «Sbarro» was replaced by the pavilion «Italia» that enjoys steady popularity among visitors of the cafe «Festivalnoe». The pavilion was equipped with special ovens for cooking traditional Italian pizza. Chefs received training from Italian specialists that were invited in GUM for master-classes on cooking of traditional Italian dishes. As a result of relocation the pavilion's area expanded that allowed increasing the number of tables by 20%.

Clear commercial policy aimed at maximum possible satisfaction of needs of out target customers, promotion of GUM's status and recipient-oriented advertising policy allowed not only retaining the number of visitors but also increasing goods turnover. In the year 2008 turnover of OJSC «GUM Trading House» amounted to 2 756,1 million Rubles that is by 24,7% more than in the previous year. Sublessees of GUM enjoyed similar increase of turnover.

It is important to note that the recession effects influenced conditions and results of operations of our joint-stock company. Varying conditions speeded up the process of decision-making relating to closing of salons that became low-gain due to decrease of buying activity. Sales area that became vacant, that is more than 1 200 square meters, is reserved for new goods groups corresponding to the concept accepted by GUM.

Quality changes in the commercial policy of GUM are of great importance for the accepted policy and confirm high status of the store on the Red Square
.
Onward movement on conversion of GUM Trading House directly involves correction of methods of influence on customers. Advertising campaigns of the year 2008 were aimed at realization of tasks of long-term perspective — deepening of opinion of customers about GUM as a shop offering high-quality goods of premium-class. During the whole advertising campaign such effective advertising vehicles were used as road banners at the central highways of the city, publication of information in the leading mass media and broadcasting on the radio.

Advertising activity of GUM was aimed not only at timely informing customers on current changes in commercial life (opening of new salons, display of new collections, discounts, advertising campaigns of some brands, etc.) but also at image events carried out by the joint-stock company that cover both charitable activity and cultural arrangements giving GUM some traits of a cultural center along with a shopping one.

It is important to note advertising campaigns connected with realization of large-scale shopping projects. Thus, in May the exhibit of exclusive food products of Italian manufacturers was displayed at the line along the whole «Gastronome №.1». Herewith visitors of GUM could get themselves familiar with new product lines of the Gastronome and also taste various products and dishes that were made by Italian cooks right there.

This campaign attracted much attention of our customers that undoubtedly gave a new impetus to the Gastronome development.

In the spring visitors of GUM could see the exhibition devoted to 75-th anniversary of a famous French manufacturer and a partner of GUM — Lacoste. Visitors of GUM could see the anniversary collection as well as some retrospective photographs. Lacoste shops step-by-step change their former design. Boutiques are decorated in «white» style: black-and-white photographs of the founder of this mark Rene Lacoste are placed near pop-art elements jointing past and present.

The first anniversary of Cartier House in GUM was bright and unforgettable. Visit of Monica Belucci attracted attention of mass media and therefore many new purchasers. That day in the center of the event many famous guests visited GUM enchanting by elegance and delicacy of the evening including Mikhail Barschevskiy, Oleg Yankovskiy, Ingeborga Dapkunaite, Renata Litvinova, Olga Slutsker and many others.

In order to attract customers to new perfume and make-up shop «Articoli» a great entertainment event «Glamour running on stilettos on the Red Square» was organized. Sport atmosphere, glamour dress, famous people, fans and admirers, modern music and lots of balloons — all this gifted to Muscovites and guests of the city wonderful summer festival, and to GUM — new visitors and customers.

Although economic situation dramatically changed in the end of the year that negatively affected sales level, GUM made much effort to attract new customers and realize scheduled projects. For example, organization of a festival together with «Bosco di Ciliegi» — anniversary of Sublime salons — when for the first time not only the first floor of the building on the Red Square but also its historic basement was used. Guests found themselves in the atmosphere of a great theatrical show where they could see not only jewelry and watch collections of the Sublime salon but also a big collection of retro cars as well as take part in music and dance competitions with participation of famous show-business stars of Russia, such as Filipp Kirkorov, Larisa Dolina, Igor Butman and many others.

During the accounting period GUM held on its charitable activity.

One of the most notable events was a charity evening arranged to coincide with New Year holidays. Within the frames of this event more than 20 most famous partners of GUM prepared New Year trees trimmed by designers in the spirit and style of each brand which were demonstrated on the first floor of GUM during some weeks. After that trees from Cartier, Hermes, Omega, Longines, Chaumet, ARTICOLI, Bosco-FAMILY, Sonia Rykiel, Van Cleef & Arpels and many other were sold at a charitable auction and earnings were given to various funds for children with serious diseases.

Photographs exhibition «Game» was opened in the interests of the charitable fund «Favour life» where actresses Dina Korzun and Chulpan Khamatova took part. The principal characters of photographs of a famous photographer Alina Vlasova along with children with blood cancer were famous Russian actors of theater and cinema: Galina Volchek, Nikita Mikhalkov, Sergey Garmash, Olga Drozdova, Vladimir Spivakov and others. Cash-boxes were placed in GUM for collection of charitable gift. All funds collected in the course of the exhibition were transferred for purchase of expensive medication for children who took part in photographic work and for other children treatment.

Moreover, in the spring of 2008 exhibition of fine arts and applied works of VI children region arts festival «April» was arranged where visitors of GUM could see amazing works of children from visiting families: wood painting, ceramics, ornaments made of bead, mosaic, batik, articles made of wood and natural materials.

GUM never fails to bring joy and surprise its visitors with cultural events.

During the whole August photographs exhibition «Olympic games day by day» took place that was prepared on the basis of archival and present-day photographs of Russian Information Agency «News» and arranged to coincide with the Olympic Games in Beijing. The distinctive feature of this exhibition was daily change of photographs allowing visitors to keep an eye on all events at stadiums, feel exciting atmosphere of competitions, see the most bright and memorable moments of this worldwide sport and beauty festival.
Opening of the Big Winter GUM-Rink on the Red Square marked for visitors of GUM the onset of winter. This ice rink in the center of Moscow one more time attracted attention of people and mass media. Besides enjoyment in everyday free skating for all guests, such events as presentation of a movie of Valeriy Todarovskiy «Stiliagi», New Year shows for children, shows of junior skating schools and many other evens took place at the GUM-rink. Muscovites and guests of the city might welcome in the New Year and arrange corporate parties at the Big Winter GUM-Rink.

GUM shop-windows play an important role in creation of the image of this store and its and primarily the shop-windows of each salon. Careful attention was also paid to image show-cases decorated in retro-style of 50s and 60s of the XX century. Genuine articles and accessories of that age were used for the design. Special style and aesthetics of these show-cases attract attention of many visitors. Decoration of the interior of GUM for the New Year was made in the similar retro-style. Huge toys: paper streamers, confetti, gift boxes, flags, lots of New Year pictures from original post card of mid-XX century, along with music created recognizable image and warm and comfortable atmosphere.

In the year 2008 we managed to bring to life lots of unique ideas and original projects that create positive GUM's image in the eyes of our customers.

Promotion of the status of GUM and its attraction for prospective shoppers is impossible without creation of comfortable conditions for visits. For this purpose GUM carries out lots of repair and restoration works as well as works connected with technical upgrading and installation helping to create comfortable conditions for those who visit our store.

In the year 2008 approximately 3500 square meters of sale areas were repaired and reconstructed. Works on reconstruction of wooden (oak) stained-glass windows along the outside perimeter of the building and inside the building were carried out; floor structure of the Demonstration Hall over the scene that had been in emergency condition was repaired and strengthened.
2400 square meters of the external face of the building looking out on the Vetoshniy side-street and 2267 square meters of the interior face of the building were restored, including repair of electric power distribution system of gallery lighting.

Works on reconstruction of conditioning system were carried on, including installation of four additional compression refrigerating machines with total power of 1600 kW. Creation of main and supply net of submission of refrigerating medium to sales areas was completed allowing to ensure conditioning of new salons in the area of approximately 1700 square meters and transfer air conditioning to an absolutely new type of refrigerating medium (water) in salons in the area of approximately 4500 square meters.

In order to ensure good work of warehouses, floor structures of the basement looking out on the Vetoshniy side-street were waterproofed.

As a whole, investments in current capital repairs, restoration and reconstruction of GUM on the Red Square in the year 2008 amounted to 506 million Rubles.

Continuing realization of the program of conversion of GUM into a store trading luxury goods along with appropriate necessary changes in the exterior and interior of the building as well as creation of highly comfortable conditions for visitors definitely leaded to temporary (for the period of conversion) decrease of financial results of the joint-stock company. Herewith decrease of the balance profit of OJSC «GUM Trading House» in the accounting year to 205,1 million rubles was caused by the financial meltdown in the country that first of all affected retail business.

NET INCOME OF OJSC «GUM TRADING HOUSE» (IN MILLION RUBLES.)


800
600
400
200
0
326,2
713,3
412,85
105,52
2005
2006
2007
2008

WORKING CAPITAL RATIO


5
4
3
2
1
0
2,48
4,13
3,37
2,57
2005
2006
2007
2008

Working capital ratio as of January 1, 2009 amounted to 2.57 (with standard limit (WCR>1). Since current assets exceed current liabilities the working capital ratio did not reduce below the standard level during the year 2008. Reduction of this indicator in the year 2008 occurred due to decrease of commodity stock and cash assets.

OWN CIRCULATING ASSETS LIQUIDITY RATIO


1
0,8
0,6
0,4
0,2
0
0,57
0,86
0,86
0,84
2005
2006
2007
2008

Own circulating assets liquidity ratio as of January 1, 2009 amounted to 0.84 (with standard OCALR > 0,1) showing OJSC «GUM Trading House» as financially stable and sound company.


LACOSTE

Cafe «Festivalnoe»
3-d line

MAIN RISK FACTORS CONNECTED WITH THE ACTIVITY OF OJSC «GUM TRADING HOUSE»

RISKS CONNECTED WITH POSSIBLE CHANGES IN PRICES OF PRODUCTS.

Degree of influence of this factor on OJSC «GUM Trading House» may be estimated as medium since target customers are well-to-do people who pay much attention to their image and for this reason we do not expect decrease of sales volume and price cutting for goods offered by OJSC «GUM Trading House».

RISKS CONNECTED WITH POSSIBLE CHANGES IN PRICES OF SERVICES.

These days sub-leasing is one of the main areas of activity of OJSC «GUM Trading House». Pool of tenants who are world-famous brands, unique location of the building and unique architecture of shopping area advantage distinguish GUM from other shopping centers.

In the near future situation in the real estate market may exert minor influence on decrease of profit of OJSC «GUM Trading House» from sub-leasing: on the one hand there is still deficit of quality sales areas in the center of Moscow and new construction will visibly decrease in the medium term; on the other hand subleseees of GUM are stable enough since the management of GUM carries out a policy aimed at mutually profitable long-term partnership relations with existing companies – sub-lessees as well as creation of competitive conditions for clients of GUM.

POLITICAL RISKS

The past 5 years in Russia are characterized by political stability that created a favorable climate for investments into the Russian industry and significantly reduced political risks connected with our country. Leading rating agencies took a favorable view of economic achievements of the country and therefore it became more advantageous in the eyes of analysts and creditors.

The region where OJSC «GUM Trading House» carries out its activity and was registered as a tax-payer is characterized by low rate of such risks as strikes and announcement of the state of emergency.

Risks connected with military conflicts are extremely low and cannot have much influence on activity of the issuer. As for such risks as terrorism the issuer conducts policy of insurance of its activity and pays much attention to security.

Social situation in Russia may be estimated as relatively stable.

INFLATION RISKS

Increasing growth of inflation rate may entail growth of the issuer's expenses (from price advance for energy resources, transportation, growth of purchasing prices), slower inventory and assets turnover and may become a reason for lower indicators of profitability and reduction of profit. In case of higher inflation GUM is going to conduct tough policy on reduction of expenses and take the following measures:

- reconsideration of the structure of financing of existing and new projects;
- optimization of expenses, reduction of costs connected with production activity;
- reconsideration of investment program.

It should be noted that a part of risks cannot be evened in full since the mentioned risks are mostly out of control of the issuer and depend on economic situation in the country.

Critical inflation rate for the issuer is 25-28% a year.

ENVIRONMENTAL RISKS

Natural and climatic disasters connected with geographic features of the region are not typical for the territory of the Central district. Therefore risks of influence of natural disasters on infrastructure of the company and its activity are minimal. Moreover, OJSC «GUM Trading House» uses such risks mitigation mechanism as insurance. GUM buildings are insured from loss or damage as a result of natural disasters (earthquake, heavy rain, flood, whirlwind, hurricane, whirlwind, etc.). It allows compensating loss from expected risks occurrences.

RISK OF CHANGES IN CURRENCY EXCHANGE RATES

As for significant exchange rate fluctuations, they bear influence first of all on the economy of Russia as a whole and, therefore, implicitly on the operations of OJSC «GUM Trading House». Ruble exchange rate is regulated by the Central Bank, which in its turn correlates its activities with major fields of development of economy policy of the country.

The main aim of the country is to keep the fundamental economic indicators – inflation, rate, taxes collection rate, government expenditures – on the level ensuring stable economy resistant to external shakes.

Since a part of goods sold by OJSC «GUM Trading House» is imported the issuer incurs some currency risk. Acute fluctuations of exchange rate may adversely affect sales and expenses volume.

At the same time OJSC «GUM Trading House» receives a great part of funds from sub-leasing. Taking into account that rates for the leased areas are calculated in conventional units we may minimize influence of this risk.

RISK OF CHANGES IN INTEREST RATES

Increase of interest rates may negatively affect financial indicators of OJSC «GUM Trading House» when there is a need in borrowed assets. Proposed actions of the issuer in case of negative influence of changes in interest rates: search of new sources of monetary funds to ensure dynamic development of the company.

RISKS CONNECTED WITH CHANGES IN CUSTOM CONTROL AND FEES.

Changes in custom control procedure and custom fees lead to some risks related to the increase of costs of purchased goods, production costs and decrease of profitability of the issuer, especially in case the most of the purchased goods for operations are imported or manufactured using materials of foreign manufacture. Due to small percentage of imported goods in the goods turnover of OJSC «GUM Trading House» the degree of this risk is low.

RISKS CONNECTED WITH CHANGES IN TAX LEGISLATION

Changes in tax legislation were carried out in the whole territory of Russia beginning from January 1, 2002, therefore tax rates were changed. OJSC «GUM Trading House» pays taxes at new rates and has adjusted to the new tax situation in full.

Possible growth of rates of taxes paid by GUM in the course of its production and financial activity may cause increase of expenses of the issuer and decrease of funds for financing of current operations and performance of obligations.

RISKS CONNECTED WITH CHANGES IN REQUIREMENT TO MAIN ACTIVITIES LICENSING

In opinion of OJSC «GUM Trading House» changes in requirements to main activities licensing cannot bear much influence on financial and economic activity because the main activity of the issuer is not subject to licensing. The share of goods subject to obligatory licensing (for example, alcohol drinks) is small.

RISKS CONNECTED WITH ACTIVITY OF OJSC «GUM TH»

OJSC «GUM TH» carries out business aimed at development of own retail trade (sale of food and non-food products, public catering services) as well as leasing of areas, thereby ensuring stable financial condition and further economic development.

Risks connected with macro-economic environment and inflation rate growth may cause possible drop of profit of the issuer but results of its financial and economic activity are on the same level because main asset of OJSC «GUM Trading House» is sales areas. Taking into account growth of inflation rate OJSC «GUM Trading House» pays special attention to management of and control over production costs and increase of financial results.

There are no risks connected with possible loss of customers who create turnover not less than 10% of total earnings from sale of products (works, services) of the issuer.

There is no legal proceeding where OJSC «GUM Trading House» takes part and that may affect significantly activity of the issuer.

OJSC «GUM TH» does not bear responsibility for debts of third persons.

ECONOMIC RISKS

Russian economy is not protected from market drops and slowdown of economic development in other countries of the world. Various financial problems and high sensitivity to risks connected with investments in countries with developing economy may reduce volume of foreign investments in Russia and negatively affect Russian economy. Moreover, since the Russian Federation manufactures and exports great volumes of natural gas and oil as well as other energy products and useful minerals, Russian economy is extra sensitive to changes in world prices of raw materials and such prices cutting may slowdown development of the Russian economy.

Higher prices may cause growth of issuer's expenses (from price advance for energy resources, transportation, growth of purchasing prices), slower inventory and assets turnover and may become a reason for lower indicators of profitability and reduction of profit. Cutting of prices for products sold by GUM is possible only in case of decrease of customer demand in the country or the region as well as rapid aggravation of competition. In this case margin may be reduced and financial results of the issuer may come down.

OJSC «GUM Trading House» is financially stable enough to overcome short-term negative economic changes in the country. In case of any significant political or economic volatility in Russia or in the region GUM is to take some measures on anti-crisis management for the purpose to mobilize business and minimize negative influence of such political or economic situation in the country or the region.

OJSC «GUM TRADING HOUSE» CORPORATE BEHAVIOR CODE

Improvement of the corporate management system is performed in compliance with the Russian legislation for the benefit of the shareholders.

In the process of corporate management the managers constantly follow the rules and principles of corporate culture and ethics.

OJSC «GUM Trading house» strictly follows requirements of the law on disclosure of information at the securities market. Besides, OJSC «GUM Trading House» follows the rules of the Corporate Behavior Code developed according to the Federal Law «On Joint Stock Companies» as well as extra norms.



GUM-Skating rink on Red Square

JOINT STOCK (AUTHORIZED) CAPITAL OF OJSC «GUM TRADING HOUSE»

The authorized capital of the Company amounts to 60 000 000 (sixty million) Rubles and is divided into 60 000 000 (sixty million) registered ordinary shares with par value of 1 (one) ruble. Each paid ordinary share gives the right to participate in shareholders meetings; the right to one vote on any issue voted at the meetings; right to dividends in amounts determined by the general meeting of shareholders.

On April 22, 2009 in the morning (record date) the register of shareholders of OJSC «GUM Trading house» includes the following persons: 61 legal entities (nominee holders) and 8358 individuals, including 52 foreign shareholders.

LIST OF LARGEST SHAREHOLDERS OF OJSC «GUM TRADING HOUSE»

SHAREHOLDER	SHARE IN THE AUTHORIZED CAPITAL (%)
Depository Clearing Company CJSC	68.09
ING Bank (Eurasia)CJSC	13.77

Throughout its history OJSC «GUM Trading House» has made five security emissions: September 02, 1992; June 22, 1993; July 06, 1995; August 15,1997; April 24, 1998 – emission void.

Registered ordinary shares of OJSC «GUM TRADING HOUSE» are being traded at the leading exchanges of Russia: RTS Stock Exchange and MICEX Stock Exchange.

OFFERS ON DISTRIBUTION OF NET PROFIT RECEIVED IN THE YEAR 2008 BY OJSC «GUM TRADING HOUSE»

ALLOCATIONS	MILLION RUBLES
For development of joint stock company	51,1
For social development	16,8
Charity	37,6
Remuneration of members of the Board of Directors	0
Remuneration of members of the Auditing committee	0
Total	**105,5**

DATA FROM RTS STOCK EXCHANGE ON TRADING WITH SHARES OF OJSC «GUM TRADING HOUSE»


3,8
3,4
3,2
3,0
2,8
2,6
2,4
2,2
2,0
1,8
1,6
1,4
1,2
1,0
(USD)
min max
1,0 2,8
1,8 3,35
1,95 2,95
09.01.2008
06.03.2008
05.05.2008
02.07.2008
27.08.2008
22.10.2008
18.12.2008

The blue line represents offers from bidders to sell shares of OJSC «GUM TRADING HOUSE», the green one represents demand for shares. The red one shows last bid price.

In cooperation with the Bank of New York (USA), OJSC «GUM TRADING HOUSE» has allocated American Depositary Receipts (ADR) grade 1 starting from 1996. Shares convert into ADR using the following scheme: two ordinary shares of OJSC «GUM TRADING HOUSE» for one ADR. Due to continuous interest to our securities, shares are periodically converted into ADR and vice versa, depending on objectives of investors. American Depositary Receipts grade 1 of OJSC «GUM TRADING HOUSE» actively circulate at Berlin, Frankfurt and Stuttgart exchanges as well as at USA OTC market.

Monthly average number of transaction made at RTS Exchange was 5,16; while monthly average volume of transactions was 59 344,58 shares.

At the annual general meeting of shareholders held in April 25, 2008 a resolution was approved on spending of net profit to purchase own shares of OJSC "GUM Trading House". In accordance with this resolution OJSC «GUM Trading House» redeemed registered ordinary non-documentary shares of 4th issue in the number of 3 494 842 (three million four hundred ninety four thousand eight hundred forty two) shares for the amount of 203 644 443,34 (two hundred and three million six hundred forty four thousand four hundred forty three) Rubles (thirty four) kopecks at the price on 58 (fifty eight) Rubles 27 (twenty seven) kopecks a share.

OJSC "GUM Trading House" performed all obligations on redemption of its shares in full and within due time.

DIVIDENDS

Investment policy of OJSC «GUM TRADING HOUSE» implies escalation of expenses for modernizing GUM into a technically advanced shopping complex of European level. Taking this into account and on the basis of resolution of the general meeting of shareholders held in April 22 of 2008 OJSC «GUM TRADING HOUSE» did not pay dividends in the year 2008.


LACOSTE
LACOSTE
LACOSTE

Lacoste exhibition


Гастроном №1 Italia

«Gastronome Italia» exhibition


Гастроном №1 Italia
ГУМ
Итальянские продукты
Гастроном №1 Italia
на Красной площади
ГУМ
Итальянские продукты
Гастроном №1
на Красной площади
ГУМ

ACCOUNTING BALANCE-SHEET OF OJSC «GUM TRADING HOUSE» (IN THOUSAND RUBLES) (FORMS OF BALANCE SHEET)

ASSET	CODE LINES	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	5 270	2 680
including: database, trade marks, organization expenses	111	5 270	2 680
Fixed assets (01, 02)	120	682 201	827 538
including: buildings, vehicles, machinery	121	682 201	827 538
Construction in progress (07, 08, 16, 60)	130	20 088	8 475
Profitable investments into tangible assets (03)	135	-	-
Long-term financial investments (58, 59)	140	138 144	120 333
including: investments into affiliate companies	141	4 550	4 550
investments in other entities	142	1 730	1 730
loans granted for over 12 months	143	130 420	130 420
other long-term financial investments	144	1 444	-
Deferred tax assets	145	1 187	502
Other noncurrent assets	150	-	-
TOTAL for Section I	190	846 890	959 528
II. CURRENT ASSETS			
Inventories	210	297 367	255 670
including: raw materials, materials and other similar values (10, 14, 15, 16)	211	77 933	72 652
rearers and fatteners (11)	212	-	-
expenses related to construction in progress distribution costs (14,20, 21, 23, 29, 44,46)	213	-	-
finished products and goods for resale (14,16, 40, 41,43)	214	165 931	125 939
goods shipped (45)	215	-	-
deferred expenses (97)	216	53 503	57 079
other inventories and expenses	217		
Value added tax related to values purchased (19)	220	3 890	1 585
Accounts receivable (payable over 12 months after reporting date)	230	1 771 950	1 927 821
including: buyers and customers (62, 63, 76)	231	354 841	322 599
bills receivable (62)	232	-	-
accounts receivable from affiliate and subsidiary companies (78)	233	1 368 222	1 506 616
advances paid (60)	234	48 887	98 606
other debtors	235	-	-
Accounts receivable (payable within 12 months after reporting date)	240	283 213	170 623
including: buyers and customers (62, 63, 76)	241	75 926	74 396

ASSET	CODE LINES	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
bills receivable (62)	242	-	-
accounts receivable from affiliate and subsidiary companies (6203)	243	1 934	-
amounts due from participants (partners) in relation to contributions to statutory capital (75)	244	-	-
advances paid (60)	245	67 925	37 695
others debtors	246	137 428	58 532
Short-term financial investments (58, 59, 81)	250	325 633	685 594
including: lloans payable within 12 months	251	45 633	-
other short-term financial investments	252	280 000	685 594
Cash	260	602 287	41 815
including: cash: (50)	261	3 976	3 992
current accounts (51)	262	563 272	27 651
foreign currency accounts (52)	263	24 185	3 877
other monetary funds (55, 57)	264	10 854	6 295
Other current assets	270		
TOTAL for Section II	290	3 284 340	3 083 108
BALANCE (total of lines 190+290)	300	4 131 230	4 042 636

LIABILITIES	CODE LINES	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
III. CAPITAL AND RESERVES			
Statutory capital (80)	410	60 000	60 000
Own shares repurchased from shareholders	411	-	(203 644)
Additional capital (83)	420	25 158	25 158
Provisions (82)	430	9 000	9 000
including: provisions created in accordance with current regulations	431	9 000	9 000
provisions created in accordance with statutory documents	432		
Retained earnings (uncovered loss)	470	3 568 311	3 673 831
Minority share	471	-	-
TOTAL: as per section III	490	3 662 469	3 564 345
IV. LONG-TERM LIABILITIES			
Loans and credits (67)	510	-	-
including: bank credits due within 12 months after reporting date	511	-	-
Loans due over 12 months after reporting date	512	-	-
Deffered tax liabilities	515	19 497	28 527
Other long-term liabilities	520		
TOTAL for Section IV	590	19 479	28 527

LIABILITIES	CODE LINES	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
V. CURRENT LIABILITIES			
Loans and credits (66)	610	-	-
including: bank credits due within 12 months after reporting date	611	-	-
loand due within 12 months after reporting date	612	-	-
Accounts payable	620	449 279	449 536
including: suppliers and contractors (60, 76)	621	329 272	262 483
payables to staff (70)	622	-	-
payables to public off-budget foundations (69)	623	981	751
tax and fee payalbes (68)	624	5 276	45 587
other creditors	625	34 344	15 925
bills payable	626	-	-
payables to affiliate and subsidiary companies	627	-	-
advances received (62)	628	79 406	124 790
Payables to participants (partners) related to income (75)	630	-	-
Deferred revenue (98)	640	3	228
Provision for future expenses (96)	650	-	-
Other short-term liabilities	660	-	-
TOTAL for Section V	690	449 282	449 764
BALANCE (total of lines 490+590+690)	700	4 131 230	4 042 636

ASSETS LISTED ON OFF-BALANCE ACCOUNTS

DESCRIPTION	CODE LINES	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
Leased asstes (001)	910	4 565 037	4 570 600
	911		
Inventories accepted for storage (002)	920	4 206	2 411
Goods acquired for re-sale (004)	930	25 306	2 968
	940	23 087	20 472
Guarantees received for liabilities and debts (008)	950	24 546	29 380
Guarantees issued for liabilities and debts (009)	960	-	-
Deterioration of residential property	970		
Deterioration of outside amenities and other similar facilities	980		

DESCRIPTION	CODE LINES	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
Intangible assets received for usage (012)	990		
Fixed assets under RUR 10000 (012); inventories accounted (013); used items accounted (014)	991	21 898	31 943
Classified forms	992	-	263
Fixed assets written off for disposal (015)	993	19 036	396
Items for hire (16)	994	1 626	-

PROFIT AND LOSS STATEMENT

DESCRIPTION	CODE LINES	FOR REPORTING PERIOD	FOR SIMILAR PREVIOUS PERIOD
1	2	3	4
I. OPERATING PROFIT AND LOSS BY ACTIVITIES			
Proceeds from sales of goods, works and services (after deduction of VAT, excises and other similar mandatory payments), including	010	2 756 141	2 208 949
related to sales of goods, products	011	787 389	493 236
related to lease of owned facilities and sub-lease	012	1 729 344	1 544 226
related to provision of services	013	239 408	171 487
Cost of sold goods, works and services, including	020	574 952	(452 823)
related to sales of goods, products	021	(414 391)	(318 863)
related to lease of owned facilities and sub-lease	022	(-)	(-)
related to provision of services	023	(160 561)	(133 960)
Gross Profit	029	2 181 189	1 756 126
Expenses related to sales	030	(1 425 561)	(1 312 640)
Administrative expenses	040	(446 442)	(423 008)
Profit (loss) from sales (lines (010-020-030-040))	050	309 186	420 478
III. OTHER REVENUE AND EXPENSES			
Interest receivable	060	63 959	48 106
Interest due	070	(-)	(-)
Income from participation in other entities	080	-	10
Other income	090	84 810	1 260 556
Other expenses	100	(252 822)	(735 422)
III. PROFIT (LOSS) BEFORE TAXATION	140	**205 133**	**993 728**
Deferred tax asset	141	- 685	287
Deferred tax liabilities	142	(9 605)	(12 161)
Current tax on income	150	(88 763)	(166 999)
Deferred tax assets written off due to retirement	151	-	-
Deferred tax obligations written off due to retirement	152	(-)	(1 861)
Tax on income for previous years, penalties	160	(560)	(145)

DESCRIPTION	CODE LINES	FOR REPORTING PERIOD	FOR SIMILAR PREVIOUS PERIOD
1	2	3	4
IV. NET PROFIT (LOSS) FOR REPORTING PERIOD	190	**105 520**	**812 849**
REFERENCE			
Minority share	195		
Constant tax liabilities	200	49 821	36 378
Basic profit (loss) per share		0,002	0,007
Watered profit (loss) per share			

DETAILED DESCRIPTION OF SPECIFIC PROFITS AND LOSSES

DESCRIPTION	CODE	FOR REPORTING PERIOD		FOR SIMILAR PREVIOUS PERIOD	
		PROFIT	LOSS	PROFIT	LOSS
1	2	3	4	5	6
Penalties, fees or forfeit recognized or determined by court decisions (arbitration) on levy of the same	210	-	-	-	-
Profit (loss) for previous years	220	1 989	9 504	2 404	135
Remuneration of loss caused by failure to fulfil or inappropriate fulfilment of oblications	230	113	14 700	1 358	1 340
Currency difference for transactions in foreign currency	240	40 429	5 271	1 687	5 558
Deductions to evaluation provisions	250	x	-	x	-
Payables and receivables written-off with expired limitation period	260	207	1 860	53	425
	270				

STATEMENT ON CHANGED IN EQUITY

I. Changes in equity

INDEX DESCRIPTION	CODE	STATUTORY CAPITAL	ADDITIONAL CAPITAL	PROVISION CAPITAL	RETAINED EARNINGS (UNCOVERED LOSS)	TOTAL
1	2	3	4	5	6	7
Balance for December 31 for the period prior to the previous one		60 000	25 158	9 000	3 155 462	3 249 620

INDEX DESCRIPTION	CODE	STATUTORY CAPITAL	ADDITIONAL CAPITAL	PROVISION CAPITAL	RETAINED EARNINGS (UNCOVERED LOSS)	TOTAL
1	2	3	4	5	6	7
			2007 (PREVIOUS YEAR)			
Changes in accounting policy		x	x	x	-	-
Re-evaluation of fixed assets		x	-	x	-	-
Balance as of January 1 previous year		60 000	25 158	9 000	3 155 426	3 249 620
Re-calculation of foreign currencies		x		x	-	-
Net profit		x	x	x	412 849	412 849
Dividends		x	x	x	-	-
Deductions to provisions	110	x	x	-	-	-
Increase of equity due to the following:						
extra issue of shares	121	-	x	x	x	-
increase of nominal value of shares	122	-	x	x	x	-
restructurization of legal entity	123	-	x	x	x	-
Decrease of equity due to the following:						
decrease of nominal value of shares	131	-	x	x	x	-
reduction of shares	132	-	x	x	x	-
restructurization of legal entity	133	-	x	x	-	-
Balance as of December 31 previous year		60 000	25 158	9 000	3 568 311	3 662 496
			2008 (FINANCIAL YEAR)			
Changes in accounting policy		x	x	x	-	-
Re-evaluation of fixed assets		x		x	-	-
Balance as of January 1 previous year	100	60 000	25 158	9 000	3 568 311	3 662 496
Re-calculation of foreign currencies		x	-	x	x	-
Net profit		x	x	x	105 520	105 520
Dividends		x	x	x		

INDEX DESCRIPTION	CODE	STATUTORY CAPITAL	ADDITIONAL CAPITAL	PROVISION CAPITAL	RETAINED EARNINGS (UNCOVERED LOSS)	TOTAL
1	2	3	4	5	6	7
Deductions to provisions		x	x	-	-	-
Increase of equity due to the following:						
extra issue of shares			x	x	x	-
increase of nominal value of shares			x	x	x	-
reorganization of legal entity			x	x	-	-
Decrease of equity due to the following:						
decrease of nominal value of shares			x	x	x	-
reduction of shares			x	x	x	-
Restructurization of legal entity			x	x	-	-
Own shares repurchased from shareholders						(203 644)
Balance as of December 31 of current year		60 000	25 158	9 000	3 673 831	3 564 345

II. Reserves

Value DESCRIPTION	CODE	BALANCE	RECEIVED	SPENT	BALANCE
1	2	3	4	5	6
PROVISIONS CREATED IN ACCORDANCE WITH CURRENT REGULATIONS:					
(name of the reserve)					
data of the previous year		9 000	-	-	9 000
data of the accounting year		9 000	-	-	9 000
(name of the reserve)					
data of the previous year		-	-	-	-
data of the accounting year		-	-	-	-
RESERVES CREATED IN ACCORDANCE WITH STATUTORY DOCUMENTS:					
(name of the reserve)					
data of the previous year		-	-	-	-
data of the accounting year		-	-	-	-
(name of the reserve)					
data of the previous year		-	-	-	-
data of the accounting year		-	-	-	-
(name of the reserve)					
ASSESSED RESERVES:					
(name of the reserve)					
data of the previous year		-	-	-	-
data of the accounting year		-	-	-	-
(name of the reserve)					
data of the previous year					
data of the accounting year					

REFERENCES

INDEX DESCRIPTION	CODE	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
1) Net assets		3 662 472	3 564 573

	BUDGET FUNDS		OFF-BUDGET FUNDS	
	FOR FINANCIAL YEAR	FOR PREVIOUS YEAR	FOR FINANCIAL YEAR	FOR PREVIOUS YEAR
	3	4	5	6
2) Received:				
for operational expenses total:				
including:				
Capital investments in non-current assets				
including:				

CASH FLOW STATEMENTS AS OF DECEMBER 31, 2008

DESCRIPTION	LINE CODE	FOR FINANCIAL YEAR	FOR SIMILAR PREVIOUS PERIOD
OPENING BALANCE FOR THE BEGINNING OF THE YEAR	010	606 993	278 275
CASH FLOW RELATED TO OPERATION			
Prepayments received from buyers, customers	020	3 481 858	2 676 196
other income	110	6 945 740	2 286 067
Cash for:	140	(10 843 219)	(5 697 100)
payment for goods, services, raw materials and other current assets purchased	150	(1 845 057)	(1 996 088)
salaries	160	(418 106)	(306 013)
dividends and interest	170	( )	( )
tax and fee payalbes	180	(319 917)	(597 862)
other expenses	190	(8 260 139)	(2 797 137)
Net cash from operation	200	(415 621)	(734 837)
CASH FLOW RELATED TO INVESTMENT ACTIVITIES:			
Proceeds from fixed assets ans other non-current assets	210	4 397	902 924
Proceeds from sales of securities and other financial investments	220		13 162 100
Dividends received	230		
Interest received	240	63 959	32 168
Income from repayment of loans granted to other entities	250	762 000	273 174
Acquisition of affiliate companies	280	( )	( )
Acqusition of fixed assets, profitable investments into tangible and intangible assets	290	(279 913)	(157 253)
Acquisition of securities and other financial investments	300	( )	(12 848 987)
Loans granted to other entities	310	(700 000)	(305 333)
Net cash from investment activities	340	(149 557)	1 058 802
CASH FLOW RELATED TO FINANCIAL ACTIVITY			
Proceeds from issue of shares	350	-	-
Proceeds from loans and credits granted to other entities	360	-	-
Repayment of loans and credits (without interest)	390	( )	( )
Repayment of liabilities on financial lease	400	(-)	(-)
Net cash from financial activitiess	430		-
Net increase (decrease) of cash and cash equivalents	440	565 178	323 965
CLOSING BALANCE FOR THE END OF THE REPORTING PERIOD	450	41 815	602 240
Currency exchange difference in relation to RUR	460	4 753	405

ANNEX TO THE ACCOUNTING BALANCE-SHEET FOR THE YEAR 2008
INTANGIBLE ASSETS

INDEX DESCRIPTION	CODE	AVAILABILITY AT THE BEGINNING OF REPORTING PERIOD	RECEIVED	DISPOSED	AVAILABILITY AT THE END OF REPORTING PERIOD
1	2	3	4	5	6
Intellectual property (exclusive rights for results of intellectual property	010	3 243		-	3 243
including:					
patent holder's rights for invention, prototype, useful pattern	011	-	-	-	-
rightholder's rights for software, databases	012	2 258	-	-	2 258
rightholder's rights for topology of integrated circuits	013				
owner's rights for trade mark and service mark, place of origin of goods	014	985		-	985
patent holder's rights for results of selection	015	-	-	-	-
Organization expenses	020				
Goodwil	030				
Other	040	4 256	4 568	5 835	2 989

INDEX DESCRIPTION	CODE	OPENING BALANCE	CLOSING BALANCE
1	2	3	6
Depreciation of intangible assets - total	050	2 229	3 552
including: software	051	1 851	2 173
trade marks	052	176	282
other funds	053	202	1 097

FIXED ASSETS

INDEX DESCRIPTION	CODE	AVAILABILITY AT THE BEGINNING OF REPORTING PERIOD	RECEIVED	DISPOSED	AVAILABILITY AT THE END OF REPORTING PERIOD
1	2	3	4	5	6
Buildings	70	165 375			165 375
Erections and transfer units	75	2 044			2 044
Machinery and equipment	80	708 169	286 549	36 578	958 140
Vehicles	85	27 614	4 242	466	31 390
Production and housekeeping tools	90	14 999	345	827	14 517
Cattle		-	-	-	-
Productive cattle		-	-	-	-
Perennial plant		-	-	-	-
Other assets	110	740	22	226	536
Land and natural resources		-	-	-	-
Capital investments for land improvement		-	-	-	-
Total	130	918 941	292 988	38 097	1 173 832

INDEX DESCRIPTION	CODE	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
Depreciation of fixed assets – total	140	236 740	346 294
including:			
Buildings and erections	141	21 778	27 269
Machinery and equipment	142	214 468	318 517
other	142	494	508
fixed assets provided for lease - total	150	15 199	149
including:			
buildings	151	-	-
erections	152	-	-
machinery	153	15 199	149
Fixed assets temporarily closed-down		-	-
Fixed assets leased - total	160	4 565 037	4 570 600
including:			
Real estate received for operation and currently being under registration procedures		-	-

REFERENCE Re-evaluation of fixed assets	CODE	OPENING BALANCE	OPENING BALANCE FOR PREVIOUS YEAR
	2	3	4
initial (recovery) value	171	-	-
of depreciation	172	-	-

Cost of fixed assets changed after completion, re-equimpent, refurbishment, partial liquidation	CODE	OPENING BALANCE	CLOSING BALANCE
	2	3	4

PROFITABLE INVESTMENTSINTO TANGIBLE ASSERTS

INDEX DESCRIPTION	CODE	AVAILABILITY AT THE BEGINNING OF REPORTING PERIOD	RECEIVED	DISPOSED	AVAILABILITY AT THE END OF REPORTING PERIOD
1	2	3	4	5	6
Property to lease					
Property for hire	210				
Other					
Total					

	CODE	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
Depreciationofprofitableinvestments into tangible assets			

RESEARCH AND DEVELOPMENT EXPENSES

OTHER WORKS DESCRIPTION	CODE	AVAILABILITY AT THE BEGINNING OF REPORTING PERIOD	RECEIVED	WRITTEN OFF	AVAILABILITY AT END OF REPORTING PERIOD
1	2	3	4	5	6
Total					
Including:					

REFERENCE	CODE	OPENING BALANCE	CLOSING BALANCE
Total expenses of reserach and development works in progress	2	3	4

	CODE	FOR ACCOUNTING PERIOD	FOR SIMILAR PERIOD WITHIN PREVIOUS YEAR
Value of negative results of reserach and development works accounted as non-operating expenses	2	3	4

EXPENSES ON RESOURCE DEVELOPMENT

INDEX DESCRIPTION	CODE	OPENING BALANCE	RECEIVED	WRITTEN OFF	CLOSING BALANCE
1	2	3	4	5	6
Expenses on resource development – total					
including:					

REFERENCE	CODE	OPENING BALANCE	CLOSING BALANCE
Expenses by entrails, investigation works in progress and evaluation of deposits, prospecting (or) hydrogeological survey and other similar works	2	3	4
Expenses on resource development accounted as non-operating expenses because of negative results			

FINANCIAL INVESTMENTS

INDEX		LONG-TERM		SHORT-TERM	
DESCRIPTION	CODE	OPENING BALANCE	CLOSING BALANCE	OPENING BALANCE	CLOSING BALANCE
1	2	3	4	5	6
Participation in statutory (joint) capital of other entitites - total	510	6 280	6 280	-	-
including affiliate and subsidiary companies	511	4 550	4 550	-	-
State and municipal securities	515	1 444		-	-
Securities of other entities - total	520				
including debt instruments (notes, bills)	521				
Loans granted	525	130 420	114 053	45 633	
Deposits	530	-	-	280 000	685 594
Other	535	-	-		
Total	540	138 144	120 333	325 633	685 594
From the total – financial investments with current market price: Participation in statutory (joint) capital of other entitites – total		-	-	-	-
including affiliate and subsidiary companies		-	-	-	-
State and municipal securities		-	-	-	-
Securities of the other entities - total		-	-	-	-
including debt instruments (notes, bills)		-	-	-	-
Other	565	-	-	-	-
Total	570	-	-	-	-
REFERENCE For financial investments with current market price – changes in value due to adjustment	580	-	-	-	-
for debt instruments – difference between initial value and nominal value accounted as financial result of the reporting period		-	-	-	-

ACCOUNTS PAYABLE AND RECEIVABLE

INDEX DESCRIPTION	CODE	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
ACCOUNTS RECEIVABLE: short-term - total	610	283 213	170 623
including: settlements with buyers and customers	611	75 926	74 396
prepayments made	612	67 925	37 695
other	613	139 362	58 532
long-term - total	620	1 771 950	1 927 821
including: settlements with buyers and customers		354 841	322 599
prepayments mad	622	48 887	98 606
other	623	1 368 222	1 506 616
Total		2 055 163	2 098 561
ACCOUNTS PAYABLE: short-term - total	640	449 279	449 536
including: settlements with suppliers and contractors	641	329 272	262 483
prepayments received	642	79 406	124 790
tax and fee payalbes s	643	5 276	45 587
credits	644	-	-
loans		-	-
other	646	35 325	16 676
long-term - total	650		
including: credits		-	-
loans		-	-
Total		449 279	449 536

EXPENSES BY OPERATING ACTIVITIES (BY COST ELEMENTS)

INDEX DESCRIPTION	CODE	FOR FINANCIAL YEAR	FOR PREVIOUS YEAR
1	2	3	4
Tangible expenses	710	575 443	452 823
Salaries	720	463 709	320 197
Social security contributions	730	98 657	68 042
Depreciation	740	141 463	74 115
Other costs	750	1 168 174	1 273 294
Total by cost elements	760	2 447 446	2 188 471
Changes in balances(increase[+], decrease[-]:			
construction in progress	765		

INDEX DESCRIPTION	CODE	FOR FINANCIAL YEAR	FOR PREVIOUS YEAR
1	2	3	4
deferred expenses	766	3 576	32 261
provision for future expenses		-	-

SECURITY

INDEX DESCRIPTION	CODE	OPENING BALANCE	CLOSING BALANCE
1	2	3	4
Received - total	810	24 546	29 380
including: bills	811	-	-
Property pledged			
including: fixed assets			
securities and other financial investments			
other			
Issued - total	820	-	-
including: bills			
Property left as pledge			
including: fixed assetss			
securities and other financial investments			
other			

GOVERNMENT ASSISTANCE

INDEX DESCRIPTION	CODE	REPORTING PERIOD	FOR SIMILAR PREVIOUS PERIOD
1	2	3	4
Budget funds received within current financial year – total			
including:			

	OPENING BALANCE	RECEIVED WITHIN THE REPORTING PERIOD	REPAID WITHIN THE REPORTING PERIOD	CLOSING BALANCE
Budget credits – total				
including:				

FINDINGS OF THE AUDITING COMMISSION ON RESULTS OF WORK OF OJSC «GUM TRADING HOUSE» FOR THE YEAR 2008

The Auditing commission of OJSC «GUM Trading House» finds that the accounting records of Open Joint Stock Company «GUM Trading House» have been prepared according to the Federal Law №129 – FZ «On Accounting» dated November 21, 1996, «Regulations on Accounting and Reporting in the Russian Federation» № 34n, adopted by the order of the Ministry of Finances of the Russian Federation dated July 29, 1998, Regulations of accounting «Records policy of legal entities» № 60n(RAS 1/98), adopted by the order of the Ministry of Finances of the Russian Federation dated December 09, 1998, Regulations of accounting «Records policy of legal entities» № 43n (RAS 4/99), adopted by the order of the Ministry of Finances of the Russian Federation dated July 06, 1999 and other regulations of the Russian Federation stipulating the procedure for accounting and bookkeeping records.

Gross profit in the year 2008 amounted to 2 181,2 mln. rubles. (increasing as compared with the year 2007 by 24,2%) The increase was mainly caused by:

- leasing and sub-leasing for the amount of 185.1 mln. roubles (or 12 %);
- sale of goods and products for the amount of 294.2 mln. roubles (or 59.6%);
- sale of services for the amount of 67.9 mln. roubles (or 39.6%);

Business expenses increased in the year 2008 as compared with the previous year by 8,6% and amounted to 1 425,6 mln. rubles.

The following expenses increased:

- expenses for salaries increased by 122.2 mln. roubles (or by 69.4%). These expenses increased due to creation of new organization departments (public catering, gastronome), average staff number as a whole in the joint-stock company in the year 2008 increased by 197 employees.
- expenses for depreciation of fixed assets increased by 65.3 mln. roubles (or in 2.3 times) due to putting of new facilities of public catering and the gastronome in operation;
- expenses for leasing increased by 41.1 mln. roubles (or by 25,5%) due to increase of leasing rates for the building on the Red Square;
- expenses for maintenance of buildings increased by 76.9 mln. roubles (or by 54.5%). These expenses increased mainly due to growth of electricity rates and expenses for municipal services, as well as putting of energy-intensive objects (public catering, gastronome, rink) into operation. Expenses for clearing and maintenance of areas by third-party companies also increased due to expansion of the servicing zone (public catering, gastronome, rink);
- expenses for write-off of goods and losses increased by 20.2 mln. roubles due to write-off of disposable tableware in the gastronome and public catering.

Some expenses were decreased. Particularly, in connection with changes in the concept of advertising activity development, expenses for commercial advertising decreased by 22,5 mln. rubles (or by 27.3%).

Current and capital repairs expenses decreased by 262.3 mln. rubles due to reduction of the scope of work. (or by 45.3%).

Management expenses in the year 2008 amounted to 446,6 mln. rubles and increased by 23,4 mln. rubles mainly due to management wages increase – 21,4 mln. rubles.

Profit of OJSC «GUM Trading House» in 2008 before taxation amounted to 205.1 mln. rubles. Net profit for the accounting period of OJSC "GUM Trading House" after taxes and other obligatory payments amounted to 105,5 mln. rubles.

In 2008 the joint-stock company saved inventory, fixed and cash assets.

Receivables in the year 2008 increased by 43.3 mln. rubles (or by 2,1%) and amounted 2,098.4 mln. roubles.

Payables as of 31.12.2008 amounted to 449,5 mln. roubles that is on the level of the year 2007.

Own current assets in the year 2008 amounted to 2 605 mln. roubles reducing by 210.5 mln. roubles (or by 7,5%) due to investments in amount of 203,6 mln. roubles in redemption of own shares in accordance with resolution of the shareholders' meeting adopted in the year 2007.

In the accounting period the Auditing commission considered the financial and commercial results of OJSC «GUM Trading House» as of reporting dates. The analysis of costs, own current assets, accounts payable and receivable was performed.

Considering the mentioned above the Auditing commission confirms the accuracy of the accounting statements of the company as of December 31, 2008 in amount of 4 042,6 mln rubles included in the annual report of OJSC «GUM Trading House».

The Auditing commission recommends to take steps on decrease of expenses, growth of own current assets and timely settlements with debtors and creditors.

Chairman of the Auditing
Commission of OJSC «GUM Trading House»
S.A. Demin

AUDIT REPORT ON FINANCIAL (ACCOUNTING) STATEMENTS OF OJSC «GUM TRADING HOUSE» FOR THE YEAR 2008

ADDRESSEE
Shareholders of Open Joint Stock Company «GUM Trading House»

AUDITOR
Name: CJSC «Gorislavtsev and Co Audit»
Address: 103009, Moscow, B. Nikitskaya 17, bldg. 2.
State registration: certificate of registration № 000565 Series ВД issued on October 27, 1997 by the Moscow Registration Chamber, registration number 001.205.133; certificate of registration in the Uniform State Register of Legal Entities Series 77 № 007212832, issued by Directorate of the Ministry of Taxation of Russia in the city of Moscow on 18.12.2002 under registration number 1027700542858.
License for audit activity No. E 003461 was issued by the Ministry of Finance of the Russian Federation on 04.03.2003 for the period of 5 years. The term of the license was prolonged to 04.03.2013.
License for working with information classified as state secret No. Б 359446, registration number 9959 dated 15.02.2007 was issued by the Administration of Federal Security Service of Russia in the city of Moscow and Moscow region. The license is valid till 19.01.2010.
CJSC Gorislavtsev and Co Audit is an active member of the non-profit partnership Institute of Professional Auditors since 19.03.2002, certificate № 183 dated 19.03.2002 issued by the non-profit partnership Institute of Professional Auditors.
The certificate of quality of auditing services № 156 issued by the non-profit partnership Institute of Professional Auditors, the term of validity from 19.12.2007 to 19.12.2010.has been established for the certificate in accordance with the Resolution of the IPAR Quality Control Committee dated 19.12.2007.

AUDITED ENTITY:
Name: Open Joint Stock Company «GUM Trading House»
Address: 109012, Moscow, Red Square 3
State registration: registered by the Moscow Registration Chamber on 06.12.90 under registration number № 1027739098287, registered by the Inspectorate N 39 of Ministry of Taxation of the Russian Federation in Moscow on 21.08.2002 INN 7710035963.
We have audited the enclosed financial (accounting) statements of OJSC «GUM TH» for the period from January 1 to December 31, 2008 inclusive. Financial (accounting) statements of OJSC «GUM TH» consist of:

- accounting balance-sheet (form No.1);
- profit and loss statement (form No.2);
- statement of changes in equity (form No.3);
- cash flow statement (form No.4);
- Annex to the Balance-sheet (form No.5);
- explanatory note.

The executive body of OJSC «GUM TH» is responsible for preparing and submitting the financial (accounting) statements. Our responsibility is to express an opinion on the fairness, in all material respects, of these statements and on compliance of accounting procedures with the legislation of the Russian Federation based on our audit.

We have executed the audit in compliance with the Federal Law № 119-FZ dated August 07, 2001 «On Auditing», the Federal Law № 307-FZ «On Auditing» dated December 30, 2008 and federal rules (standards) of auditing, approved by Regulations of the Government of the Russian Federation № 696 dated 23.09.2002 (as further amended), other regulations on auditing activities and corporate standards and auditing methods.
The audit was planned and performed so as to ensure reasonable certainty that the financial (accounting) statements do not contain any material misstatements.
The audit was conducted using the sampling approach and included testing evidence in support of the numerical indicators in the financial (accounting) statements and the disclosure of information on financial and economic activities. The audit also included evaluating of compliance to accounting principles and regulations applicable in preparing financial (accounting) statements, reviewing of the main estimates made by the Company management, and evaluating of the presentation of the financial (accounting) statements.
We believe that our audit provides sufficient grounds to express our opinion on the reliability of the financial (accounting) statements and on whether the accounts are kept in compliance with the laws of the Russian Federation.
It is our opinion that financial (accounting) statements of OJSC «GUM TH» reflect the financial standing in all essential respects as of December 31, 2008 and the results of its financial and economic activities from January 31 to December 31, 2008 (inclusive) in accordance with the legislative requirements of the Russian Federation on preparing financial (accounting) statements.
We have executed the audit in compliance with the Federal Law No. 129-FZ «On Accounting» dated November 12, 1996, the Provision on Business Accounting and Accounting Statements in the Russian Federation approved by the Order № 34н of the Ministry of Finance of the Russian Federation dated 29.07.98, the Provision on Accounting «Accounting Statements of Legal Entities» approved by the Order № 43н of the Ministry of Finance of the Russian Federation dated 06.07.99 and the Order № 67н of the Ministry of Finance of the Russian Federation «On Forms of Accounting Statements of Legal Entities»dated July 29, 2003.

March 20, 2009

Director General
M. M. Klopotovskaya

Head of Audit
A.P. Nazarenko

Certificate of Auditor's Qualification № K 014155 issued by the Ministry of Finance of the Russian Federation in accordance with the order N 97 dated April 1, 2004 for indefinite period.

Москва, 2009 г.